EXHIBIT 2.1

Execution Copy

BUSINESS TRANSFER AGREEMENT

Dated as of June 12, 2004

between

HYNIX SEMICONDUCTOR INC.

and

SYSTEM SEMICONDUCTOR LTD.

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Schedules

Schedule 1.1(b)(iv)	Intellectual Property

Schedule 1.1(b)(v)	Accounts Receivable

Schedule 1.1(b)(vi)	Inventory

Schedule 1.1(b)(viii)	Other Receivables/Other Current Assets

Schedule 1.1(b)(x)	Permits

Schedule 1.1(b)(xv)	Company Loans

Schedule 1.1(c)(ii)	Excluded Contracts

Schedule 1.1(c)(xi)	Certain Excluded Assets

Schedule 1.2(b)	Severance Liability

Schedule 1.6(b)(i)-A	Accounting Principles; Closing Normalized Working Capital

Schedule 1.6(b)(i)-B	Reference Amount Calculation

Schedule 1.8	Allocation of Consideration

Schedule 2.1	Places of Business

Schedule 2.3	Consents

Schedule 2.4	Financial Statements

Schedule 2.5	Changes

Schedule 2.5(a)	Quarterly Management Performance Bonus Plan

Schedule 2.6	Contracts

Schedule 2.7(b)	Compliance With Laws; Violations; Proceedings

Schedule 2.8(a)	Environmental Permits

Schedule 2.8(b)(iii)	Underground Storage Tanks

Schedule 2.10(a)	Liens

Schedule 2.10(c)	Assets

Schedule 2.11	Facilities

Schedule 2.12	Jurisdictions for Tax Returns

Schedule 2.13(a)	Intellectual Property Rights

Schedule 2.13(b)	Licenses

Schedule 2.13(e)	Third Party Intellectual Property Claims

-v-

Schedule 2.13(f)	Post-Closing Intellectual Property Actions

Schedule 2.13(k)	Historical Third Party Intellectual Property Claims

Schedule 2.16(a)	Labor Relations

Schedule 2.16(c)	Employees

Schedule 2.17(a)	Employee Benefit Plans

Schedule 2.18	No Undisclosed Liabilities

Schedule 2.19	Litigation

Schedule 2.20	Warranty and Return Policies

Schedule 2.21	Insurance

Schedule 2.22	Relationship with Customers and Suppliers

Schedule 2.27	Management Data

Schedule 3.4	Purchaser Consents

Schedule 3.8(A)	CVC Equity Commitment Letter

Schedule 3.8(B)	CVC Asia Equity Commitment Letter

Schedule 4.1	Business Plan

Schedule 4.3	Separation Plan

Schedule 4.4(a)	Monthly Financial Statements Template

Schedule 4.13	Capital Expenditures

Schedule 4.19(c)	Contracts to be Extended or Sublicensed

Schedule 4.26	Certain System IC Equipment

Schedule 5.2(b)	Contracts Requiring Consent

Schedule 5.2(j)	Management

Schedule 5.2(l)	Certain Permits

Schedule 7.14(i)	Seller’s Knowledge

-vi-

Exhibits

Exhibit A	Business Plan

Exhibit B	Warrant Agreement

Exhibit C	Financing Term Sheet

Exhibit D	Youngdong Lease Agreement Term Sheet

Exhibit E	Term Sheets for Operating Agreements

Exhibit F	Form of Wafer Foundry Service Agreement

Exhibit G	Intellectual Property License Agreement Term Sheet

Exhibit H	Trademark License Agreement Term Sheet

Exhibit I	Securityholders Agreement Term Sheet

Exhibit J	Form of Wafer Mask Production and Supply Agreement

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List of Defined Terms

PAGE
Accounting Engagement	38
Accounting Principles	9
Accrued Severance Payment	42
Acquired Assets	2
Acquired Contracts	8
Acquired Permits	8
Acquisition Proposal	45
Actual Severance Payment	42
Additional Key Money Deposit	47
Affiliate	71
Agere	47
Aggregate Accrued Severance Payment	42
Agreement	1
Allocation Principles	15
Antitrust Laws	40
Apartment Complex I	4
Apartment Complex II	4
Appraisal Rights Exercise Period	46
Assumed Financing Arrangement	39
Assumed Liabilities	5
Audits	38
AUP EBITDA	39
Authority	71
Benefit Plans	31
Business	1
Business Day	71
Business Plan	1
CAM	63
Cash Purchase Price	9
Cheongju Facilities	46
Closing	9
Closing Balance Sheet	10
Closing Date	9
Closing Normalized Working Capital	10
Closing Statement	10
Closing Transfer Tax Invoice	57
Company Loans	4
Contract	71

-viii-

Damages	59
Deductible Amount	61
Discovered Assets	13
DOJ	40
DRAM	63
Easement Rights	65
Easement Rights I	65
Easement Rights II	65
Easement Site	66
Easement Site I	65
Easement Site II	66
Effective Time	9
Employee Bank Loan Guarantees	43
Employee Bank Loans	43
Employees	71
Environmental Laws	22
Environmental Permits	22
Equipment and Other Tangible Personal Property	2
Equity Commitment Letters	36
Excess Appraisal Amount	46
Excess Severance	42
Excluded Assets	4
Excluded Contracts	5
Excluded Liabilities	7
Exclusivity Period	45
Facilities	24
Final Allocation	15
Financial Statements	17
Financing	51
Former Employees	71
FTC	40
Hazardous Substances	22
HSR Act	40
Hynix Payable	49
IBM	47
ICs	71
including	71
Indebtedness	72
Indemnified Party	59
Indemnifying Party	59
Independent Accounting Firm	11
Intellectual Property	29
Interim Balance Sheet Date	17
Interim Financial Statements	17

-ix-

Inventory	2
Inventory Date	9
Joint Accountants	38
KCAB	13
KEB Group	51
Key Customers	33
Key Suppliers	33
Knowledge	72
Korea	15
Korean GAAP	38
KRW	9
Land	65
Land Lease and Easement Agreement	65
Law	72
Lease Rights	65
Lease Rights Site	65
Leased Facilities	24
Leases	24
Licensed Software	29
Lien	72
Litigation Conditions	59
Loan Documents	39
LPSA	66
Material Adverse Effect	72
Material License Agreement	27
Memory Products	63
Missing Assets	12
Missing Assets Amount	12
Missing Assets Disputed Amount	12
Missing Assets Report	12
Missing Assets Review Period	12
Missing Equipment	49
Monthly Financial Statements	38
MRFTA	40
Net Exposure	43
Non-Solicit Exceptions	64
Owned Facilities	24
Parcels	65
Partition Agreement	66
PCBs	23
Permits	3
Permitted Claim	61
Permitted Liens	24
Person	72

-x-

Post-Closing Transfer Tax Invoice	57
Post-Closing VAT Adjustment	57
Post-Closing Working Capital Adjustment Amount	10
Pre-Closing Balance Sheet	9
Pre-Closing Employee Liabilities	7
Pre-Closing Statement	9
Pre-Closing Working Capital Adjustment Amount	10
Prime Rate	11
Proceedings	66
Purchase Price	9
Purchaser	1
Purchaser Indemnified Parties	58
Purchaser Transaction Documents	54
RAM	63
Reference Amount	10
Remaining Land	65
Revolving Debt	51
ROM	72
Seller	1
Seller Indemnified Parties	59
Seller Material Adverse Change	72
Seller Representatives	45
Seller Transaction Documents	52
Separation Plan	37
Separation Plan Costs	37
Severance Liability	6
Severance Payment Notice	42
Shared Payable	8
Solution Product	1
Specialty Products	1
Subsidiary	73
Taxes	27
Term Debt	51
Third Party Claim	59
Transaction	1
Transaction Documents	14
Transfer Taxes	57
Transferred Employees	41
United States	38
Unresolved Dispute Notice Date	13
US GAAP	38
VAT	57
VAT Decrease	57
VAT Increase	57

-xi-

VAT Payable	57
Verification Period	12
Warrant Agreement	9
Warrant Issuer	55
Year End Financial Statements	17
Youngdong Landlord	47
Youngdong Lease Agreement	47

-xii-

BUSINESS TRANSFER AGREEMENT

This BUSINESS TRANSFER AGREEMENT (the “Agreement”) is made and entered into on June 12, 2004, by and between HYNIX SEMICONDUCTOR INC., a corporation organized under the Laws of the Republic of Korea (the “Seller“), on the one hand, and System Semiconductor Ltd., a company organized as a yuhan hoesa under the Laws of the Republic of Korea (the “Purchaser”), on the other hand.

Background

Seller is engaged in, among other things, non-memory business as and to the extent historically conducted through its System IC division and reflected in the Financial Statements and the business plan attached hereto as Exhibit A (the “Business Plan”), including the business of (a) operating, designing, manufacturing, distributing, selling and/or marketing (i) standard or custom “non-memory” semiconductor products, consisting of complementary metal-oxide semiconductor image sensors, liquid crystal display driver ICs, microcontrollers, smart card ICs, radio frequency ICs, system-on-a-chip ICs, linear ICs, set-top-box ICs, Bluetooth ICs and logic chips with on-chip embedded memory, but excluding ICs for memory modules including buffer ICs (collectively, “Solution Products”) and (ii) products that are mask ROM, programmable ROM, erasable and programmable ROM, electrically erasable and programmable ROM and application-specific ICs (collectively, “Specialty Products”) and (b) foundry or semiconductor manufacturing services for Solution Products, Specialty Products and high speed static RAM for cache or CAM (collectively, the “Business“).

The parties hereto desire that Seller sell and transfer to Purchaser and Purchaser purchase and acquire from Seller all of the Acquired Assets and Purchaser assume all of the Assumed Liabilities, and consummate all of the other transactions contemplated hereby, all on the terms and subject to the conditions set forth in this Agreement (the “Transaction”).

Terms

THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE TRANSACTION

1.1. Sale and Purchase of Assets. (a) Subject to the terms and conditions of this Agreement, at the Closing hereunder, Seller shall sell, assign, transfer, deliver and convey to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, the Acquired Assets as of the Effective Time, free and clear of all Liens, except Permitted Liens, for the Purchase Price specified below in Section 1.6.

(b) As used herein, the term “Acquired Assets” means all of Seller’s and its Subsidiaries’ rights, title, and interest in, under and to, all of the properties, assets and rights of every nature, kind and description, tangible and intangible (including goodwill), primarily relating to or primarily used in the Business, other than the Excluded Assets as set forth in Section 1.1(c) hereof, wherever such properties, assets and rights are located and whether real, personal or mixed, whether accrued, contingent or otherwise, including all of the following to the extent primarily relating to or primarily used in the Business and if and to the extent any of the following does not constitute an Excluded Asset:

(i) all machinery, equipment and vehicles, tools, dies, replacement and repair parts, furnishings, furniture, office equipment, office supplies, production and other supplies and other tangible personal property (collectively, the “Equipment and Other Tangible Personal Property”);

(ii) subject to Section 1.4, (A) all contracts, agreements and instruments relating to the sale of any assets, services, properties, materials or products (including all customer contracts, operating contracts, distribution and sales representative contracts); (B) all orders, contracts, supply agreements, equipment leases and other agreements relating to the purchase of any assets, services, properties, materials or products; and (C) all licenses, sublicenses and other contracts, agreements, and instruments;

(iii) all owned real property including all buildings, plants, structures and improvements thereon, fixtures and attachments thereto and rights arising out of the ownership thereof;

(iv) all Intellectual Property owned by Seller or any of its Subsidiaries, goodwill with respect thereto, and rights and remedies against all past, present and future infringements thereof, and rights to protection of interests therein under the Laws of all jurisdictions, provided that, with respect to registered Intellectual Property, for the purposes of the Closing, and subject to Section 4.19(b), at the Closing Seller shall transfer to Purchaser only those patents and patent applications, industrial designs, copyrights to computer software, utility models and layouts as are set forth on Schedule 1.1(b)(iv); and provided, further, that the sale, assignment and transfer of Intellectual Property hereunder shall be subject to any license agreements or releases granted by Seller or any of its Subsidiaries as are set forth on Schedule 2.6 and the rights granted under the Intellectual Property License Agreement and the Trademark License Agreement;

(v) subject to Section 1.4, all accounts, notes and other receivables in respect of goods or services supplied by Seller up to the Closing, including those set forth on the Closing Balance Sheet (as finally determined pursuant to Section 1.6(c)), which as of September 30, 2003 would have been as set forth on Schedule 1.1(b)(v) hereto;

(vi) all inventory, including finished goods, consigned goods, goods in transit, work-in-process, supplies, storehouse stocks, raw materials, scrap, containers and parts, including that which is set forth on Schedule 1.1(b)(vi) hereto (collectively, the “Inventory”);

(vii) except as covered by Section 1.1(b)(iv), all general intangibles and intangible property;

(viii) all deposits, retentions held by third parties, deferred charges, security deposits, escrowed funds, rights to refunds, prepaid expenses and other prepaid items, advanced payments, credits and credit balances, rebates, unbilled costs, rights of offset, other receivables and other current assets, including all of the foregoing as of September 30, 2003 as more particularly described on Schedule 1.1(b)(viii);

(ix) all customer and supplier lists;

(x) subject to Section 1.4, all approvals, permits, authorizations (including Environmental Permits), licenses, orders, registrations, certificates, variances, consents, waivers and other similar permits or rights obtained from any Authority, and all pending applications therefor, including all such permits and rights more specifically listed or described in Schedule 1.1(b)(x) hereto (the “Permits”);

(xi) any property owned by Seller and consigned to a third-party to support assembly and test operations;

(xii) originals (or to the extent required by applicable Laws to be retained by Seller, copies) of all books, records, ledgers, files (including copies of personnel files relating to Transferred Employees), documents (including originally executed copies of all Acquired Contracts and any other Contracts that would be Acquired Contracts but for Section 1.4), correspondence, Tax returns, memoranda, forms, lists, plats, architectural plans, drawings, specifications, new product development materials, creative materials, advertising and promotional materials, studies, reports, whether in hard copy or magnetic format, provided that Seller shall be entitled to retain copies of any such items unless prohibited by applicable Law;

(xiii) for the avoidance of doubt, except as covered by Section 1.1(b)(iv), all rights or choses in action, causes of action, judgments, claims and demands against third parties arising out of occurrences before or after the Effective Time (other than repayment or reimbursement of amounts spent by Seller before the Effective Time in repairing any damage or injury to Acquired Assets that Seller is entitled to from any third party in respect of any such damage or injury including insurance proceeds with respect thereto), including third party warranties and guaranties and other similar contractual rights as to third parties held by or in favor of Seller, in each case to the extent the foregoing relate to or arise out of the Assumed Liabilities;

(xiv) except as covered by Section 1.1(b)(iv), all rights or choses in action, causes of action, judgments, claims and demands against customers of the Business arising out of occurrences before or after the Effective Time (other than repayment or reimbursement of amounts spent by Seller before the Effective Time in repairing any damage or injury to Acquired Assets that Seller is entitled to from any customer of the Business in respect of any such damage or injury including insurance proceeds with respect thereto), including warranties and guaranties and other similar contractual rights as to any customer of the Business held by or in favor of Seller, in each case to the extent the foregoing relate to or arise out of the Acquired Assets or Assumed Liabilities;

(xv) the loans provided by Seller to the Transferred Employees (the “Company Loans”) described on Schedule 1.1(b)(xv), which sets forth with respect to each such Company Loan the principal amount, interest rate, payment terms and maturity date thereof as of December 15, 2003, each in an amount equal to the total outstanding principal amount of the relevant Company Loan and interest accrued thereon as of the Effective Time;

(xvi) all guarantee obligations, warranties, indemnities and similar rights held by or in favor of Seller to the extent the foregoing relate to or arise out of the Acquired Assets or Assumed Liabilities;

(xvii) all goodwill and going concern value;

(xviii) to the extent transferable, all rights to insurance and condemnation proceeds other than repayment or reimbursement of amounts spent by Seller before the Effective Time in repairing any damage or injury to Acquired Assets that Seller is entitled to in respect of any such damage or injury; and

(xix) subject to Section 1.4, all rights to access and use the non-work services, facilities and amenities located or provided in the area surrounding the work site that are provided by Seller to Employees;

subject to such changes in the Business and the Acquired Assets as may occur between the date hereof and the Closing in the ordinary course of business.

(c) Notwithstanding anything stated to the contrary, the Acquired Assets shall not include, and Purchaser shall not purchase and Seller shall retain, any of the following whether or not they primarily relate to or are primarily used in the Business (the “Excluded Assets”):

(i) all cash and cash equivalents including cash, any key money deposit with respect to certain units of the apartments (Ujeong Hansarang Apartments) located at 447-39 Gaeshin-dong, Heungduk-ku, Cheongju City, Chung Cheong Buk-do, Korea (“Apartment Complex I”) and certain units of the apartments (Ujeong Hangaram Apartments) located at 1-16 Gaeshin-dong, Heungduk-ku, Cheongju City, Chung Cheong Buk-do, Korea (“Apartment Complex II”), funds in time and demand deposits or similar accounts, certificates of deposit, marketable securities, short-term instruments, any evidence of indebtedness issued or guaranteed by any Authority and any other cash equivalents, except (A) retentions held by third parties, deferred charges, security deposits, escrowed funds, rights to refunds, prepaid expenses and other prepaid items, advanced payments, credits and credit balances, rebates, guarantee deposits, unbilled costs and rights of offset and (B) cash, time deposits, certificates of deposit and any other cash equivalents in each case that constitute prepaid items;

(ii) all Contracts listed on Schedule 1.1(c)(ii) hereto (the “Excluded Contracts“);

(iii) the names “Hynix,” “HEI” and “Hyundai” and all names which include any of these names, any derivatives thereof and any trademarks or trade name rights in respect thereof, and related logos;

(iv) all Intellectual Property that is not primarily used nor primarily held for use in the conduct of the Business;

(v) all personnel records and other books and records that Seller is required by Law to retain in its possession, provided, however, that Purchaser shall be entitled to receive and retain copies of any such books and records (including personnel records relating to Transferred Employees) unless prohibited by applicable Law;

(vi) all rights or choses in action, causes of action, judgments, claims and demands against third parties (other than customers of the Business), in each case to the extent relating to or arising from the Excluded Assets, the Excluded Liabilities or the ownership, use or possession of the Acquired Assets prior to the Effective Time;

(vii) all rights or choses in action, causes of action, judgments, claims and demands against customers of the Business, in each case to the extent relating to or arising from the Excluded Assets or the Excluded Liabilities;

(viii) all losses, loss carry forwards and rights to receive refunds, credits and credit carry forwards with respect to any Taxes to the extent attributable to the period prior to the Effective Time, including interest thereon, and whether or not any of the foregoing is derived from the Business;

(ix) any shares of any corporation, interests in any partnership or any ownership or other investment or equity interest, either of record, beneficially or equitably, in any Person;

(x) any account receivables arising in respect of transactions between Seller and its Subsidiaries and any account receivables of any Subsidiaries of Seller; and

(xi) all of the assets identified in Schedule 1.1(c)(xi) hereto.

1.2. Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing hereunder, Purchaser shall assume no liability or obligation of Seller except the following specific liabilities and obligations of Seller primarily relating to the Business, which shall not in any event include the liabilities described in Section 1.3(a) through (l) (the “Assumed Liabilities”), which Purchaser will pay, satisfy or discharge in accordance with their terms, subject to any defenses or claimed offsets asserted in good faith against the obligee to whom such liabilities or obligations are owed:

(a) the Hynix Payable and, except as set forth in Section 1.3(j), those accounts payable that (i) arise in the ordinary course of business, are attributable to the Acquired Assets, and only in the amount and to the extent such accounts payable exist as of the Effective Time and are reflected on the Closing Balance Sheet (as finally determined pursuant to Section 1.6(c)), as more specifically defined and determined in accordance with the Accounting Principles, (ii) are attributable to an Acquired Asset to the extent such Acquired Asset is subject to a Lien or (iii) are to be assumed by Purchaser under Section 4.13;

(b) all liabilities of Seller for severance payments arising as a result of the Transaction owed to Transferred Employees (the “Severance Liability”), the calculation of which is as set forth in the formula on Schedule 1.2(b) hereto;

(c) any and all Employee Bank Loan Guarantees to the extent contemplated by Section 4.11(e);

(d) all liabilities to the extent arising on or after the Effective Time with respect to all actions, suits, disputes, proceedings, claims or investigations commencing on or after the Effective Time to the extent arising out of or related to the conduct of the Business or ownership of the Acquired Assets on or after the Effective Time;

(e) any environmental liabilities to the extent arising on or after the Effective Time to the extent attributable to the ownership of the Acquired Assets or related to the conduct of the Business on or after the Effective Time;

(f) all liabilities to the extent arising on or after the Effective Time from the manufacture, distribution or sale of any products of the Business on or after the Effective Time, including warranty obligations and product liability and other claims;

(g) all liabilities for Taxes attributable to the Acquired Assets or the Business to the extent reflected as a liability in the Closing Balance Sheet (as finally determined pursuant to Section 1.6(c)), which shall not reflect any provision for Taxes based on or imposed with respect to income or gross receipts; and

(h) all other liabilities or obligations to the extent directly or indirectly arising out of or related to the operation of the Business or the ownership of the Acquired Assets by Purchaser on or after the Effective Time, whether absolute or contingent, accrued or fixed, known or unknown, matured or unmatured, determined or determinable, present, future or otherwise, including with respect to Acquired Contracts or Acquired Permits, or, with respect to Acquired Contracts, the unmatured obligation to perform under such Acquired Contracts and including, for the avoidance of doubt, any liabilities arising out of, resulting from or relating to any claim that the operation, on or after the Effective Time, of the Business as currently conducted, including the design, manufacture, distribution, sale or marketing of the products of the Business and the use of any Intellectual Property that is an Acquired Asset or any other Intellectual Property currently used in the Business, infringes, on or after the Effective Time, the rights of any Person.

1.3. Excluded Liabilities. Except for the Assumed Liabilities as specifically and expressly provided for in Section 1.2 above, at the Closing hereunder, Purchaser shall not assume any liabilities or obligations (contingent or absolute and whether or not determinable as of the Closing) of Seller or the Business, whether such liabilities or obligations relate to payment, performance or otherwise, and all liabilities and obligations not expressly transferred to Purchaser hereunder as Assumed Liabilities shall be retained by Seller (the “Excluded Liabilities”), including:

(a) except for the Transfer Taxes that are to be borne or reimbursed by Purchaser as provided in Section 6.1, any liabilities and obligations of Seller for Taxes arising as a result of Seller’s operation of the Business or the transfer or ownership of the Acquired Assets before the Effective Time, except Taxes attributable to actions of the Purchaser or its Subsidiaries occurring after the Closing or to the extent reflected as a liability on the Closing Balance Sheet (as finally determined pursuant to Section 1.6(c));

(b) any environmental liabilities to the extent arising prior to the Effective Time to the extent attributable to the ownership of the Acquired Assets, or related to the conduct of the Business, prior to the Effective Time, regardless of when asserted;

(c) any obligations or liabilities of Seller under (i) any of the Excluded Contracts or (ii) under any other Contract (other than the unmatured obligation to perform under Acquired Contracts) to the extent such obligation or liability arises out of or relates to the operation of the Business or the ownership of the Acquired Assets, in each case, prior to the Effective Time, regardless of when asserted;

(d) any account payables arising in respect of transactions between Seller and its Subsidiaries;

(e) any liabilities for and relating to Indebtedness, other than trade payables that are Assumed Liabilities pursuant to Section 1.2(a) and other than as contemplated by Section 1.2(c);

(f) (i) except as covered by clause (ii), any liabilities or obligations to any employee or former employee who is or was employed by Seller or any of its Subsidiaries (other than the Severance Liability, which shall be an Assumed Liability), including any liability or obligation for any unpaid bonuses, salaries or wages, unpaid or unused leave or pursuant to any Benefit Plan and (ii) any liabilities or obligations of Seller or any of its Subsidiaries to the extent arising out of or related to any employee grievances relating to periods prior to the Effective Time (collectively, the “Pre-Closing Employee Liabilities”);

(g) all liabilities and obligations arising out of, resulting from or relating to claims, whether founded upon negligence, strict liability in tort or other similar legal theory, seeking compensation or recovery for or relating to injury to person or damage to property to the extent arising out of the conduct of the Business prior to the Effective Time, regardless of when asserted;

(h) product warranty claims other than for repair or replacement of or credit for customers with respect to the Business, to the extent any such claim arises out of or relates to the operation of the Business or the ownership of the Acquired Assets, in each case, prior to the Effective Time, regardless of when asserted;

(i) any liabilities or obligations in respect of any Excluded Asset;

(j) any account payable to the extent that it relates both to the Business and any other business of Seller (a “Shared Payable”);

(k) any liability to the extent arising prior to the Effective Time and to the extent arising out of, resulting from or relating to any lease agreement between Seller and Ujeong Construction Co., Seller’s Lease of Apartment Complex I or Apartment Complex II, including any claim for back rent or failure to properly maintain the premises, regardless of when asserted; and

(l) any other liability or obligation of Seller or any of its Subsidiaries, including any liability or obligation directly or indirectly arising out of or related to the operation of the Business or ownership of the Acquired Assets prior to the Effective Time, whether absolute or contingent, accrued or fixed, known or unknown, matured or unmatured, determined or determinable, present, future or otherwise, except for the Assumed Liabilities.

1.4. Consent of Third Parties; Authorities. On the Closing Date, Seller shall assign to Purchaser, and Purchaser shall assume, the Contracts that are Acquired Assets (the “Acquired Contracts”) and the Permits that are Acquired Assets (the “Acquired Permits”). To the extent that the assignment of all or any portion of any such Acquired Contract or Acquired Permit shall require the consent of the other party thereto, any other third party or any Authority, this Agreement shall not constitute an agreement to assign any such Acquired Contract or Acquired Permit if an attempted assignment or other arrangement without any such consent would constitute a breach or violation thereof. In order, however, to provide Purchaser the full realization and value of every such Acquired Contract and Acquired Permit, Seller agrees that on and after the Closing, Seller will, at the request of Purchaser, in the name of Seller or otherwise as Purchaser shall specify, take all commercially reasonable actions (including the appointment of Purchaser as attorney-in-fact for Seller to proceed at Purchaser’s sole cost and expense) and do or cause to be done all such commercially reasonable things as shall in the reasonable opinion of Purchaser or its counsel be necessary or proper (a) to assure that the rights of Seller under such Acquired Contracts and Acquired Permits shall be preserved for the benefit of or transferred or issued to Purchaser and (b) to facilitate receipt of the consideration to be received by Seller in and under every such Acquired Contract and Acquired Permit, which consideration shall be held for the benefit of, and shall be delivered to, Purchaser. To the extent that Purchaser is provided the benefits pursuant to this Section 1.4 of any Acquired Contract, Purchaser shall perform for the benefit of the other Persons that are parties thereto the obligations of Seller thereunder and any related liabilities that, but for the lack of consent to assign such obligations and liabilities to Purchaser, would be Assumed Liabilities. Once consent for the assignment of any such Acquired Contract or Acquired Permit not assigned at the Closing is obtained, Seller shall assign such Acquired Contract or Acquired Permit to Purchaser. To the extent that any such Acquired Contract or Acquired Permit cannot be assigned or the full benefits of use of any such Acquired Contract or Acquired Permit cannot be provided to Purchaser following the Closing pursuant to this Section 1.4, then Purchaser and Seller shall enter into such arrangements to provide to the parties the economic and operational equivalent of obtaining such consent and the performance by Purchaser of the obligations thereunder. Nothing in this Section 1.4 shall in any way diminish (i) Seller’s obligations under Article IV or (ii) Purchaser’s rights under Article V.

1.5. Closing. Subject to the terms and conditions of this Agreement, the closing of the sale and purchase of the Acquired Assets (the “Closing”) shall take place at 10:00 A.M., Seoul time, on the seventh Business Day after satisfaction (or waiver) of the conditions to closing set forth in Article V hereof (other than those which by their nature are not to be satisfied until Closing, but subject to the satisfaction or waiver of those conditions) at the offices of Kim & Chang, 223 Naeja-Dong, Chongro-Ku, Seoul 110-720, Korea, or on such other date and at such other time or place as may be mutually agreed upon by the parties hereto (the “Closing Date”). The Closing shall be deemed to be effective as of 11:59 P.M. local time on the Closing Date in each jurisdiction in which the Acquired Assets are located (the “Effective Time”), and Purchaser and Seller agree to acknowledge and use the Effective Time for all purposes, including for accounting and foreign and domestic Tax reporting purposes.

1.6. Purchase Price.

(a) Purchase Price. Upon the terms and subject to the conditions set forth herein, the aggregate price (the “Purchase Price”) to be paid by Purchaser for the purchase of the Acquired Assets shall be (i) Korean Won (“KRW“) 860,550,000,000 (the “Cash Purchase Price”), subject to adjustment pursuant to Section 1.6(b) through (d), Section 4.5(b), Section 4.13 and Section 6.3(b)(vi), and payable as set forth below, (ii) the warrant substantially in the form attached hereto as Exhibit B (the “Warrant Agreement”) and (iii) the assumption by Purchaser of the Assumed Liabilities.

(b) Pre-Closing Adjustments to Purchase Price.

(i) Two days prior to the Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement of Seller’s estimate (the “Pre-Closing Statement”) of the Closing Normalized Working Capital and a balance sheet of the Acquired Assets and Assumed Liabilities, as of the Effective Time (the “Pre-Closing Balance Sheet”), in each case determined in accordance with the agreed upon principles set forth in Schedule 1.6(b)(i)-A applied in a manner consistent with Seller’s past practice (the “Accounting Principles”) and in accordance with this Agreement, together with (A) its good faith calculation of the Pre-Closing Working Capital Adjustment Amount and (B) a certificate signed by an officer of Seller to the effect that the Pre-Closing Statement, Pre-Closing Balance Sheet and Pre-Closing Working Capital Adjustment Amount were derived and determined in good faith in accordance with the Accounting Principles. In connection with the preparation of the Pre-Closing Balance Sheet, Seller shall conduct a count of Inventory as of a date within five days prior to the Closing Date (the “Inventory Date”) in accordance with its customary practices with respect to conducting a count of inventory for an audited year-end period and shall provide Purchaser with a schedule reflecting such count at Closing listing the location of all Inventory as of the Inventory Date. Purchaser shall have the right to observe the count of the Inventory described in the preceding sentence. For purposes hereof, “Closing Normalized Working Capital” has the meaning set forth on Schedule 1.6(b)(i)-A hereto, “Pre-Closing Working Capital Adjustment Amount” means the Won amount by which the Closing Normalized Working Capital, as set forth on the Pre-Closing Statement, is more or less than the Reference Amount, and “Reference Amount” (as more fully described in Schedule 1.6(b)(i)-B) means the sum of (A) KRW 6.8 billion and (B) 41.4% of gross revenue (determined in accordance with the Accounting Principles) of the Business, excluding DRAM wafer foundry revenue, for the three-month period ending June 30, 2004.

(ii) If the Pre-Closing Working Capital Adjustment Amount is negative (i.e., the Reference Amount is more than Closing Normalized Working Capital as set forth on the Pre-Closing Statement), then the Cash Purchase Price shall be decreased, on a Won-for-Won basis, by the absolute value of such Pre-Closing Working Capital Adjustment Amount. If the Pre-Closing Working Capital Adjustment Amount is positive (i.e., the Reference Amount is less than Closing Normalized Working Capital as set forth on the Pre-Closing Statement), then the Cash Purchase Price shall be increased, on a Won-for-Won basis, by such Pre-Closing Working Capital Adjustment Amount.

(c) Post-Closing Adjustments to Purchase Price.

(i) Within 90 days after the Closing, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Closing Statement”) of Closing Normalized Working Capital as of the Effective Time and a balance sheet of the Acquired Assets and Assumed Liabilities as of the Effective Time (the “Closing Balance Sheet”), in each case determined in accordance with the Accounting Principles applied in a manner consistent with Seller’s past practice and in accordance with this Agreement, together with (A) its calculation of the Post-Closing Working Capital Adjustment Amount and (B) a certificate signed by an officer of Purchaser to the effect that the Closing Statement, Closing Balance Sheet and Post-Closing Working Capital Adjustment Amount were derived and determined in good faith in accordance with the Accounting Principles. For purposes hereof, “Post-Closing Working Capital Adjustment Amount” means the Won amount by which the Closing Normalized Working Capital as set forth on the Closing Statement, is more or less than the Closing Normalized Working Capital as set forth on the Pre-Closing Statement. Seller agrees to cooperate with Purchaser and Purchaser’s accountants in connection with the preparation of the Closing Statement and related information, and shall provide to Purchaser and Purchaser’s accountants books, records and information as may be reasonably requested from time to time.

(ii) Subject to this Section 1.6(c)(ii), the Closing Statement, Closing Balance Sheet, and calculation of the Post-Closing Working Capital Adjustment Amount, delivered by Purchaser to Seller shall be deemed to be and shall be final, binding and conclusive on the parties hereto. Seller may dispute any amounts reflected on the Closing Statement, Closing Balance Sheet or calculation of the Post-Closing Working Capital Adjustment Amount,

but only on the basis that the Closing Statement, Closing Balance Sheet or calculation of the Post-Closing Working Capital Adjustment Amount were not prepared or determined (as the case may be) in accordance with the Accounting Principles (or arithmetic computational errors); provided, however, that Seller shall notify Purchaser in writing of each disputed amount, and specify the amount thereof in dispute and the reasons therefor, within 30 days of Seller’s receipt of the Closing Statement. During such 30-day period, Purchaser shall give Seller and Seller’s accountants and authorized representatives reasonable access at all reasonable times to Purchaser’s personnel, accountants and books, records, documents, working papers (subject to execution of a customary accountant’s access letter) and other information related to the preparation of the Closing Statement, the Closing Balance Sheet and the Post-Closing Working Capital Adjustment Amount, including any description of the methodology, procedures, audits and analyses undertaken in connection therewith for purposes of preparing, reviewing and resolving any disputes with respect thereto. In the event of a dispute with respect to the Closing Statement, Closing Balance Sheet or calculations of the Post-Closing Working Capital Adjustment Amount, Purchaser and Seller shall attempt to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties. If Purchaser and Seller are unable to reach a resolution to such effect of all disputed amounts within 30 days of receipt of Seller’s written notice of dispute to Purchaser, Purchaser and Seller shall submit the amounts remaining in dispute for resolution to Young Wha/Ernst & Young, Seoul, Korea (such independent accounting firm being herein referred to as the “Independent Accounting Firm”), which shall, within 30 days after such submission, determine and report to the parties upon such remaining disputed amounts, and such report shall be final, binding and conclusive on the parties hereto with respect to the amounts disputed. The Independent Accounting Firm shall limit the scope of its review to that portion of the disputed amounts from Seller’s notice of dispute that Seller and Purchaser have failed to resolve. The fees and disbursements of the Independent Accounting Firm shall be borne equally by Purchaser and Seller.

(iii) If the Post-Closing Working Capital Adjustment Amount as finally determined is negative (i.e., Closing Normalized Working Capital as set forth on the Pre-Closing Statement is more than Closing Normalized Working Capital as set forth on the Closing Statement), then the Cash Purchase Price shall be decreased, on a Won-for-Won basis, by the absolute value of such Post-Closing Working Capital Adjustment Amount, and Seller shall pay Purchaser the Post-Closing Working Capital Adjustment Amount in cash by wire transfer within 10 Business Days after the Post-Closing Working Capital Adjustment Amount has been finally determined in accordance with this Section 1.6(c), together with interest thereon for the period commencing on the Closing Date through the date on which all of the Post-Closing Working Capital Adjustment Amount is paid, calculated at the rate announced by Citibank, N.A. from time to time as its prime or base interest rate for commercial loans (the “Prime Rate”). If the Post-Closing Working Capital Adjustment Amount as finally determined is positive (i.e., Closing Normalized Working Capital as set forth on the Pre-Closing Statement is less than Closing Normalized Working Capital as set forth on the Closing Statement), then the Cash Purchase Price shall be increased, on a Won-for-Won basis, by such Post-Closing Working Capital Adjustment Amount, and Purchaser shall pay Seller the Post-Closing Working Capital

Adjustment Amount in cash by wire transfer within 10 Business Days after the Post-Closing Working Capital Adjustment Amount has been finally determined in accordance with this Section 1.6(c), together with interest thereon for the period commencing on the Closing Date through the date on which the Post-Closing Working Capital Adjustment Amount is paid, calculated at the Prime Rate.

(d) Missing Assets Adjustment.

(i) During the period commencing on the Closing Date and ending 45 days after the Closing Date (the “Verification Period”), Purchaser shall use commercially reasonable efforts to verify the existence of Acquired Assets. For purposes of this Agreement, Acquired Assets, which (A) could reasonably be expected to be material to the conduct of the Business as currently conducted, (B) the existence of which is not confirmed by Purchaser within the Verification Period after Purchaser has used commercially reasonable efforts to do so in accordance with this Section 1.6(d) and (C) are identified with reasonable specificity on the Missing Assets Report, are referred to herein as “Missing Assets.”

(ii) As soon as practicable following the end of the Verification Period (but in no event later than 15 days following the end of the Verification Period), Purchaser shall in good faith deliver a report (the “Missing Assets Report”) to Seller scheduling in reasonable detail the Missing Assets and the respective aggregate values thereof. For purposes of this Agreement, the term “Missing Assets Amount” means the book value of a Missing Asset as set forth in the Closing Balance Sheet as finally determined pursuant to Section 1.6(c) multiplied by a ratio, the numerator of which shall be the amount of the Cash Purchase Price and the denominator of which shall be the total book value of all Acquired Assets as set forth in the Closing Balance Sheet as finally determined pursuant to Section 1.6(c).

(iii) Each of Seller and Purchaser shall cooperate and comply with all reasonable requests of any other party in connection with the preparation and review of the Missing Assets Report. Without limiting the foregoing, (A) each of Seller and Purchaser shall have full access during normal business hours to all relevant books and records reasonably requested by either of them in connection with the preparation and review of the Missing Assets Report (including books and records regarding the receipt of rent or lease payments and inspection reports of third parties) and (B) each party shall make available to the other party and such other party’s representatives such personnel as such other party may reasonably request in connection with the preparation and review of the Missing Assets Report.

(iv) Seller shall have the opportunity during the 60-day period following its receipt of the Missing Assets Report from Purchaser (the “Missing Assets Review Period”) to (A) establish the existence of any alleged Missing Assets or (B) notify Purchaser in writing of Seller’s election to dispute the designation of any assets as Missing Assets and the corresponding disputed Missing Assets Amount (a “Missing Assets Disputed Amount”). During the Missing Assets Review Period, Purchaser shall give Seller and Seller’s authorized representatives reasonable access at all reasonable times to Purchaser’s personnel, accountants and books, records, documents, working papers (subject to execution of a customary accountant’s access letter) and other information related to the Missing Assets Report, including any description of the methodology, procedures and analyses undertaken in connection with the preparation of the Missing Assets Report, for purposes of preparing, reviewing and resolving any disputes with respect thereto. The failure of Seller to notify Purchaser in writing within the Missing Assets Review Period of Seller’s election to dispute Purchaser’s designation of assets as Missing Assets shall be deemed Seller’s acknowledgment that such assets are Missing Assets. Any alleged Missing Assets that are established to exist during the Missing Assets Review Period shall cease to be Missing Assets, and the Missing Assets Report shall be updated accordingly. If Seller shall notify Purchaser of a Missing Assets Disputed Amount during the Missing Assets Review Period, the parties shall, during the 30 days following delivery of the notice that sets forth the Missing Assets Disputed Amount (the date of delivery of such notice, the “Unresolved Dispute Notice Date”), negotiate in good faith and use reasonable efforts to reach agreement on the disputed items. If, during such period, the parties are unable to reach such agreement, then they shall promptly pursue binding arbitration by an independent arbitrator (who shall not have (A) any material relationship with Purchaser or Seller or (B) rendered or performed arbitration, mediation or similar services for or in connection with any matter involving Purchaser or Seller, or any Subsidiary of Warrant Issuer or Seller, within five years prior to the Closing Date)) reasonably satisfactory to Purchaser and Seller. Such independent arbitrator shall deliver to Purchaser and Seller, as promptly as practicable a report setting forth the resolution of the Missing Assets Disputed Amount. In the event Purchaser and Seller are unable to select an arbitrator who is mutually satisfactory within 15 days of the Unresolved Dispute Notice Date, then the Korean Commercial Arbitration Board (“KCAB”) shall select an arbitrator as promptly as practicable following such 15-day period. Any such arbitration shall be conducted in accordance with the Arbitration Rules of KCAB in effect on the date such arbitration is commenced. Any such arbitration shall be final, conclusive and binding upon the parties hereto. The cost of such arbitration shall be borne equally by Purchaser and Seller.

(v) Within seven days of the resolution of all disputes relating to the Missing Assets Report pursuant to this Section 1.6(d), (A) if the Missing Assets Amount as reflected on the Missing Assets Report is greater than zero, then the Cash Purchase Price shall be decreased Won-for-Won by the Missing Assets Amount or (B) if the Missing Assets Amount as reflected on the Missing Assets Report equals zero, then the Cash Purchase Price shall not be adjusted pursuant to this Section 1.6(d). Any payment due under this Section 1.6(d) shall be made in cash by wire transfer within 10 Business Days after the date the Missing Assets Report becomes final and binding on the parties hereto, together with interest thereon for the period commencing on the Closing Date through the date of such payment, calculated at the Prime Rate.

(vi) If any asset that is conclusively determined to be Missing Assets is later found or discovered by any party within one year following the Closing (the “Discovered Assets”), (A) Purchaser shall be entitled to maintain full title and all rights to any and all such Discovered Assets, and (B) Seller shall be entitled to receive a payment from Purchaser in the amount paid by Seller in the Missing Assets Amount which was attributable to such Discovered Asset, in cash by wire transfer within 10 Business Days after the date the Discovered Assets are determined to be Discovered Assets, together with interest thereon for the period commencing on the Closing Date through the date of such payment, calculated at the Prime Rate.

(vii) The availability to Purchaser of the adjustment mechanism provided for by this Section 1.6(d) shall not preclude the exercise by Purchaser of any rights or remedies available to it under this Agreement or otherwise, including the remedy provided for by Section 6.3, notwithstanding anything to the contrary, but without duplication. Furthermore, Purchaser shall be entitled to recover its Damages under Section 6.3, net of the Missing Assets Amount received, to the extent the relevant Missing Assets give rise to a claim under Section 6.3 and in accordance with the terms thereof, and Purchaser shall be required to reimburse Seller for the excess of the Missing Assets Amount received by Purchaser from Seller under this Section 1.6(d) with respect to a Missing Asset to the extent it is determined under Section 6.3 that Purchaser’s actual Damages with respect to such Missing Asset are less than such Missing Asset Amount.

1.7. Deliveries and Proceedings at Closing. Subject to the terms and conditions of this Agreement, at the Closing:

(a) Deliveries to Purchaser. Seller will deliver to Purchaser:

(i) the Seller Transaction Documents;

(ii) the certificates, opinions and other documents required to be delivered by Seller pursuant to Section 5.2 hereof, certified resolutions evidencing the authority of Seller as set forth in Section 2.2 hereof, updated Schedule 2.16(c) and Schedule 1.1(b)(xv) pursuant to Section 4.11 and all other agreements, records and other documents required by this Agreement as of the Closing Date.

(b) Deliveries to Seller. Purchaser will deliver to Seller:

(i) the Cash Purchase Price, plus or minus (as applicable) any adjustments thereto under Sections 1.6(b)(ii), 4.5(b) and 4.13 and any amount required to be paid by Purchaser upon Closing under Section 4.17, by wire transfer of immediately available funds to the account designated by Seller in writing at least two Business Days prior to the Closing Date;

(ii) the Purchaser Transaction Documents;

(iii) the certificates and other documents required to be delivered by Purchaser pursuant to Section 5.3 hereof and certified resolutions evidencing the authority of Purchaser as set forth in Section 3.2 hereof, and all other agreements, records and other documents required by this Agreement as of the Closing Date.

(c) Transaction Documents. The agreements, instruments and documents referenced in this Section 1.7, together with such other agreements and instruments required to be delivered pursuant to this Agreement, are referred to herein collectively as the “Transaction Documents.”

1.8. Allocation of Consideration. The Purchase Price and, to the extent required, Assumed Liabilities and relevant transaction costs shall be allocated among the Acquired Assets in accordance with the principles as set forth on Schedule 1.8 hereto, which shall be prepared by Purchaser and mutually agreed to by Purchaser and Seller prior to the Closing Date (the “Allocation Principles”). Within 60 days after the Closing Date, Purchaser shall deliver a schedule of the allocation of the Purchase Price among the Acquired Assets, which schedule shall be based on the Allocation Principles (such schedule, as adjusted if required pursuant to the dispute resolution provisions of this Section 1.8, is referred to as the “Final Allocation”). Seller may dispute any items reflected on the Final Allocation delivered by Purchaser but only on the basis that such items were not prepared in accordance with the Allocation Principles (or arithmetic computational errors); provided, however, that Seller shall notify Purchaser in writing of each disputed item, and specify the amount thereof in dispute and the reasons therefor, within 30 days of Seller’s receipt of the Final Allocation prepared by Purchaser. Purchaser and Seller shall attempt to reconcile their differences and any resolution by them as to any disputed items shall be final, binding and conclusive on the parties. If Purchaser and Seller are unable to reach a resolution to such effect of all disputed items within 30 days of receipt of Seller’s written notice of dispute to Purchaser, Purchaser and Seller shall submit the items remaining in dispute for resolution to the Independent Accounting Firm, which shall, within 30 days after such submission, determine and report to the parties upon such remaining disputed items, and such report shall be final, binding and conclusive on the parties hereto with respect to the amounts disputed. The Independent Accounting Firm shall limit the scope of its review to those disputed items from Seller’s notice of dispute that Seller and Purchaser have failed to resolve. The fees and disbursements of the Independent Accounting Firm shall be borne equally by Purchaser and Seller. Purchaser and Seller shall each (i) be bound by the Final Allocation for purposes of determining any Taxes, (ii) prepare and file its Tax Returns on a basis consistent with the Final Allocation, and (iii) take no position inconsistent with the Final Allocation on any applicable Tax Return or in any action before any Authority or otherwise, except as required by Law. In the event the Final Allocation is disputed by any Authority, the party receiving notice of the dispute shall promptly notify the other party hereto concerning resolution of the dispute. Seller and Purchaser acknowledge that the Allocation Principles and the Final Allocation will be based upon a good faith estimate of fair market values determined at arm’s length.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

2.1. Organization. Seller is duly incorporated and validly existing under the Laws of the Republic of Korea (“Korea”) and has all requisite corporate power and authority to own, lease and operate the Acquired Assets and the Business as and where currently being conducted. Seller is currently conducting the Business in the locations set forth in Schedule 2.1.

2.2. Authorization and Enforceability. Seller has the requisite corporate power and authority to execute, deliver and perform this Agreement and will have the requisite corporate power and authority to execute, deliver and perform the Seller Transaction Documents as of the Closing Date, and, subject to approval of the Transaction by the shareholders of Seller, to consummate the Transaction. The execution, delivery and performance of this Agreement by Seller has been, and as of the Closing Date the Seller Transaction Documents will be, duly authorized by all necessary corporate action on the part of Seller, subject to approval of the Transaction by the shareholders of Seller. This Agreement has been, and as of the Closing Date the Seller Transaction Documents will be, duly executed and delivered by Seller. This Agreement is, assuming due and valid authorization, execution and delivery hereof by Purchaser, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles. As of the Closing Date, the Seller Transaction Documents will be, assuming due and valid authorization, execution and delivery thereof by Purchaser, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

2.3. No Violation of Laws or Agreements. The execution, delivery, and performance of this Agreement and the Seller Transaction Documents do not, and the consummation of the Transaction and the Seller Transaction Documents, will not, subject to obtaining the consents set forth on Schedule 2.3, (a) contravene any provision of the articles of incorporation or bylaws of Seller or (b) violate, conflict with, result in a breach of, or constitute a default (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) under, or result in or permit (whether or not after the giving of notice or lapse of time or both) the termination, modification, acceleration, or cancellation of, or result in the creation or imposition of any Lien of any nature whatsoever upon any of the Acquired Assets or give to others any interests or rights therein under, (i) any Contract or Permit by which the Business or any of the Acquired Assets may be bound or affected, or (ii) any judgment, injunction, writ, award, decree, restriction, ruling, or order of any Authority or any Law applicable to Seller, the Business or the Acquired Assets, except, in the case of the foregoing clauses (b)(i) and (ii), for such violations, conflicts, breaches, defaults, default events, terminations, modifications, accelerations, cancellations or Liens that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect or pose a risk of criminal sanctions.

2.4. Financial Statements. The books of account and related records of Seller for the Business have been maintained in accordance with applicable Law, in all material respects, fairly reflect, in all material respects, all income, expenses, assets and liabilities of, and transactions relating to, the Business, in accordance with, and to the extent required by, the Accounting

Principles, and provide a fair basis, in all material respects, for the preparation of the Financial Statements. Schedule 2.4 contains the following financial statements, upon which Samil PricewaterhouseCoopers (formerly Samil Accounting Corporation) has performed certain agreed-upon-procedures and has provided a report: the consolidated year-end balance sheet and related consolidated statements of income and cash flows for the Business as of, and for, the year ended December 31, 2002 (the “Year-End Financial Statements”); and the consolidated balance sheet at September 30, 2003 and related consolidated statements of income and cash flows for the nine-month period ended September 30, 2003 (the “Interim Balance Sheet Date”) for the Business (the “Interim Financial Statements”). The Interim Financial Statements and the Year-End Financial Statements are collectively referred to as the “Financial Statements” and are in each case prepared in accordance with the Accounting Principles. The Financial Statements (a) are in accordance with and based on the books and records of Seller; (b) present fairly, in all material respects, in accordance with the Accounting Principles consistently applied, the results of operations, financial position, assets and liabilities of the Business as at the respective dates or for the periods covered thereby; and (c) reflect the results of operations, financial position, assets and liabilities of the Business on a pro forma stand-alone basis in accordance with the Accounting Principles consistently applied.

2.5. No Changes. Since the Interim Balance Sheet Date, Seller has conducted the Business in the ordinary course of business consistent with past practice and there has not occurred a Material Adverse Effect. Without limiting the foregoing, since the Interim Balance Sheet Date, except as disclosed in Schedule 2.5 hereto, there has not been with respect to the Business:

(a) any change in the salaries or other compensation payable or to become payable to, or any advance (excluding advances for ordinary business expenses) or loan (other than loans to Employees in the ordinary course of business consistent with Seller’s past practice and which do not exceed in principal amount KRW 80 million individually or KRW 500 million in the aggregate) to, any Employee (other than normal merit increases made in the ordinary course of business and consistent with past practice), or change or addition to, or modification of, other benefits (including any Benefit Plans) to which any of the Employees may be entitled, or any payments to any Benefit Plan except payments in the ordinary course of business and consistent with past practice, or any other payment of any kind to or on behalf of any Employee other than payment pursuant to any Benefit Plan, of base compensation, pursuant to the quarterly management performance bonus plan described in Schedule 2.5(a) and reimbursement for reasonable expenses, in each case in the ordinary course of business consistent with past practice;

(b) any discharge or satisfaction of any material Liens in favor of the Business;

(c) any change or, to Seller’s Knowledge, any threat of any change in any of their relations with, or any loss or, to Seller’s Knowledge, threat of loss of any of the suppliers, clients, customers or employees of the Business which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect;

(d) any disposition of or failure to keep in effect any rights in, to or for the use of any Permit of the Business, which disposition or failure could (with notice, the passage of time or both) reasonably be expected to materially impair the conduct of the Business as currently conducted;

(e) any (i) material modification or material amendment or the termination or entering into of any new Acquired Contract which would be required to be disclosed under Section 2.6, (ii) any cancellation or material modification or waiver of any debts or claims held by Seller (including any such debts or claims of any Subsidiary of Seller) with a value in excess of KRW 500,000,000 individually or in the aggregate, in each case in respect of an Acquired Contract or Acquired Asset, or otherwise related to the Business, or (iii) any waiver of any other material rights of Seller, in each case in respect of an Acquired Contract or other Acquired Asset, or otherwise related to the Business and that, in each case of the above (i) through (iii), could reasonably be expected to materially impair the conduct of the Business as currently conducted (it being understood that the matters covered in paragraphs (b), (d) and (h) shall be governed by those paragraphs, respectively, and not this paragraph (e));

(f) any damage, destruction or loss by casualty affecting the Business in excess of KRW 2,000,000,000 in the aggregate, whether or not covered by insurance;

(g) any material change by Seller in its accounting policies, practices or methodologies or in its method of keeping its books of account relating to the Business, the Acquired Assets or the Assumed Liabilities;

(h) any disposition of or failure to keep in effect any rights in, to or for the use of any of the material Intellectual Property used or related to the Business other than the expiration of any Intellectual Property in accordance with its terms;

(i) any sale, exchange, transfer or other disposition of any assets, properties or rights of the Business, including the Acquired Assets, for consideration or having a book value in excess of KRW 500,000,000 with respect to any individual transaction or KRW 1,000,000,000 in the aggregate except sales of inventory in the ordinary course of business consistent with past practice;

(j) any commitments or agreements for capital expenditures relating to the Business not reflected in Schedule 4.3 or Schedule 4.13 and exceeding in the aggregate KRW 500,000,000;

(k) any material mortgage, pledge or subjection to Liens of any kind (other than Permitted Liens) of any Acquired Assets;

(l) any agreement by Seller or any Subsidiaries of Seller to compensate any Employee in any manner upon or with respect to the consummation of the Transaction;

(m) any material change or modification to the Business’s credit, collection or payment policies, procedures or practices, including material acceleration of collections or receivables (whether or not past due), material acceleration of payment of payables or other liabilities or material failure to pay or delay in payment of payables or other liabilities;

(n) any license or sublicense of any rights under or with respect to any of the Intellectual Property that constitutes Acquired Assets, or other Intellectual Property to the extent such license or sublicense would have violated Section 6.4 if entered into or granted after the Closing or any agreement by Seller or any Subsidiary of Seller containing a covenant not to sue in connection with any Intellectual Property that constitutes Acquired Assets;

(o) any material Tax election (or revocation of a Tax election), except in a manner consistent with past practice and where such change in Tax election could not reasonably be expected affect the Acquired Assets or the Business after Closing, any material change in any method of accounting for Tax purposes, or any settlement or compromise of any material Tax liability with any Tax Authority or agreement to an extension of a statute of limitations; or

(p) any agreement to take any action described in this Section 2.5.

2.6. Contracts. Schedule 2.6 hereto contains a list of the following Acquired Contracts or any other Contracts by which any of the Acquired Assets are bound or affected to which Seller or any of its Subsidiaries is a party:

(a) any Contract (or group of related Contracts) for the lease of (i) personal property to or from any Person providing for lease payments in excess of KRW 500,000,000 per annum or (ii) real property to or from any Person;

(b) any Contract (or group of related Contracts) for the purchase or sale of parts, raw materials, commodities, supplies, inventory, products, or other personal property, or for the furnishing or receipt of services, which involves consideration in excess of KRW 500,000,000;

(c) any Contract concerning a partnership, limited liability company, joint venture or similar arrangement;

(d) any Contract (or group of related Contracts) under which the Business has created, incurred, assumed, secured or guaranteed any material indebtedness for borrowed money, or any capitalized lease obligation under which any of the Acquired Assets are subject to a Lien;

(e) any Contract that could require Purchaser to maintain the confidentiality of information of the other party thereto or containing noncompetition provisions that could be binding on Purchaser, in each case, after the Closing;

(f) any profit sharing, deferred compensation, severance, termination, retention or other similar plan, or agreement for the benefit of any Employee, other than the Benefit Plans;

(g) any Contract for the employment of any individual in the Business on a full-time, part-time, consulting, or other similar basis providing annual compensation in excess of KRW 200,000,000 or providing severance benefits beyond any such severance benefits as are required by Korean Law;

(h) any Contract otherwise material to the conduct of the Business as currently conducted, or under which the consequences of a default or termination could reasonably be expected to have a Material Adverse Effect or a material adverse effect on the possession, use, occupancy or operation, of the Business or the Acquired Assets;

(i) as of the date hereof, any Contract granting a license or sublicense, or containing a covenant not to sue, concerning Intellectual Property used or held for use in the Business;

(j) any distribution, dealer, representative or sales agency Contract relating to the Business;

(k) any Contract which provides for quantity price discounts, rebates or other allowances for customers based upon purchases of goods from the Business;

(l) any labor Contract (including any material side agreements thereto) with any union or recognized collective bargaining agent relating to the Business;

(m) any Contract for any capital expenditure or leasehold improvement in excess of KRW 500,000,000 individually or KRW 2,000,000,000 in the aggregate, other than any capital expenditures in Schedule 4.3 or Schedule 4.13;

(n) any Contract under which Seller has advanced or loaned funds to any Person, including any of the employees of the Business, Seller or any Subsidiaries of Seller, and in connection with which there are amounts outstanding or any continuing obligation to advance or loan funds (other than contracts solely relating to expenses advanced to employees in the ordinary course of business);

(o) any Contract which relates to inventions by Seller’s employees (other than standard nondisclosure forms signed by employees generally, copies of which such standard forms have been made available to Purchaser);

(p) any Contract relating to Tax, which would have a continuing material effect on Purchaser after Closing, or with any Authority;

(q) any Contract between or among Seller, on the one hand, and any Subsidiary of Seller or any director, officer or employee thereof, on the other hand;

(r) any Contract by Seller for the purchase or sale of any business, corporation, partnership, joint venture, association or other business organization or any division, operating unit or product line thereof; and

(s) any other Contract (or group of related Contracts) exceeding KRW 2,500,000,000 in value.

Seller has delivered or made available to Purchaser a correct and complete copy of each written Contract listed in Schedule 2.6. To the knowledge of Seller, there are no oral Contracts, or oral modifications to any Contracts, that would otherwise be required to be listed on Schedule 2.6. With respect to each Contract required to be disclosed in Schedule 2.6: (i) the Contract is a legal, valid and binding obligation of (A) Seller, enforceable against Seller and (B) to Seller’s Knowledge, the other parties thereto, enforceable against such parties (except, with respect to clauses (A) and (B), to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforceability of creditors’ rights generally and by general equitable principles) and in each case in full force and effect; (ii) neither Seller, nor to Seller’s Knowledge, any other party thereto, is in material breach or default, and no event has occurred (or is likely to occur) which with notice or lapse of time (or both) would constitute a material breach or default, or permit termination, modification, or acceleration, under the Contract; (iii) no party has repudiated or, to Seller’s Knowledge, threatened to repudiate any provision of the Contract; and (iv) with respect to any such Contract that is an Acquired Contract and subject to obtaining consent to the assignment thereof from the other parties thereto as set forth on Schedule 2.3, the consummation of the Transaction, with or without the giving of notice or the lapse of time or both, will not give rise to a right of modification, termination, or amendment, or a loss of a material benefit thereunder.

2.7. Permits and Compliance With Laws Generally.

(a) Seller possesses and is in compliance with all Permits required to operate the Business and to use and own, lease or otherwise hold the Acquired Assets under all applicable Law, except where any Permit the failure to have and except for any noncompliance that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all of which such Permits are listed on Schedule 1.1(b)(x) hereto. All such Permits of Seller relating to the operation of the Business and the use and ownership, leasing or otherwise holding of the Acquired Assets are in full force and effect, and there are no proceedings pending or, to Seller’s Knowledge, threatened that seek the revocation, cancellation, suspension or any adverse material modification of any such Permits presently possessed by Seller. On the Closing Date, the Permits in full force and effect which will be transferred to Purchaser will constitute all of the Permits required under applicable Law for Purchaser’s possession, ownership and use of the Acquired Assets and operation of the Business as currently conducted, except for such Permits the lack of which could not reasonably be expected to have a Material Adverse Effect. Seller conducts and has conducted the Business during the last three years in material compliance with all applicable Law, including all applicable environmental statutes, Laws, rules, regulations, ordinances, notices and orders of any Authority including those relating to Hazardous Substances (“Environmental Laws”).

(b) There is no outstanding or unresolved written notice, citation, summons or order that has been issued, complaint that has been filed or penalty that has been assessed or investigation or review that is pending or, to the knowledge of Seller, threatened, by any Authority or other Person with respect to any alleged (i) violation in any material respect by Seller or any Subsidiary of Seller relating to the Business of any applicable Law, except as may be otherwise disclosed on Schedule 2.7(b); or (ii) failure in any material respect by Seller or any Subsidiary of Seller to have any material Permit required in connection with the conduct of the Business as currently conducted or otherwise applicable to the Business. There is no proceeding pending or, to Seller’s Knowledge, threatened which is reasonably likely to materially and adversely affect, as to any material portion of the Facilities or the other Acquired Assets, the zoning classification in effect.

2.8. Environmental Matters. (a) Seller holds and is in compliance with such Permits as are required under all Environmental Laws in connection with the conduct of the Business as currently conducted (“Environmental Permits”), except for such Environmental Permits the failure to hold or be in compliance with could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Environmental Permits are listed on Schedule 2.8(a) hereto.

(b) In connection with the Business:

(i) During the past three years, no written notice, citation, summons or order has been issued, no complaint has been filed and no penalty has been assessed, and no investigation or review is pending or, to the knowledge of Seller, threatened by any Authority or other entity: (A) with respect to any allegation of material violation of any Environmental Law; (B) with respect to any allegation of material failure to have any required Environmental Permit; or (C) with respect to any use, possession, generation, treatment, storage, recycling, transportation or disposal of any hazardous or toxic or polluting substance or waste, contaminant or pollutant, including petroleum products, PCBs, asbestos-containing materials and radioactive materials (“Hazardous Substances”).

(ii) Seller has not received any request (that remains unresolved) for information, notice of claim, demand or notification that they are or may be potentially responsible with respect to any investigation or clean-up of any threatened or actual Release of any Hazardous Substance, which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no polychlorinated biphenyls (“PCBs”) or asbestos-containing materials are or have been present at any property now or when owned, operated or leased by Seller. Except as set forth on Schedule 2.8(b)(iii) or as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no underground storage tanks, active or abandoned, at any property now or when owned, operated or leased by Seller. Any underground storage tanks that have been removed or closed at any property now or when owned, operated or leased by Seller has been removed or closed in compliance in all material respects with all applicable Environmental Laws and no additional investigation or remediation or other response actions is required with respect thereto under applicable Environmental Laws.

(iv) No Hazardous Substance used, possessed, generated, treated, stored, recycled, transported or disposed by Seller has come to be located at any site which is the subject of enforcement actions or other investigations by any Authority which may lead to claims against Seller or Purchaser for clean-up costs, remedial work, damages to natural resources or for personal injury claims, which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(v) To Seller’s Knowledge, and except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Hazardous Substance has been released, spilled, leaked, discharged, disposed of, pumped, poured, emitted, emptied, injected, leached, dumped or allowed to escape by Seller or by any other Person at, on or under any property now or when owned, operated or leased by Seller in violation of Environmental Laws.

(vi) To Seller’s Knowledge, there are no facts or circumstances related to environmental matters concerning its properties or businesses that could lead to any future environmental claims, liabilities or responsibilities against Seller or Purchaser, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.9. Consents. Except as set forth on Schedule 2.3, no consent, approval or authorization of, or registration or filing with or notice to, any Authority, or other Person (except, with respect to third parties, as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect) is required in connection with the execution, delivery and performance of this Agreement or the Seller Transaction Documents, or the consummation of the transactions contemplated hereby or thereby by Seller and its Subsidiaries, including in connection with the assignment of the Acquired Contracts and Permits (except for the failure to obtain such permits as could not reasonably be expected to materially impair the conduct of the Business as currently conducted).

2.10. Title; All Assets.

(a) Seller has, or in the case of Acquired Assets now owned by its Subsidiaries, will have at Closing, good and marketable title to all of the Acquired Assets, free and clear of any Liens other than as set forth on Schedule 2.10(a) and other than Permitted Liens and, in the case of any Intellectual Property that is an Acquired Asset, subject to any license agreements set forth on Schedule 2.6.

(b) None of the Acquired Assets is subject to any Lien, except (i) minor imperfections of title, none of which, individually or in the aggregate, materially impairs the use of or materially detracts from the value of the affected asset or materially impairs any operations of the Business or the ability of Purchaser to obtain direct or indirect financing for the Acquired Assets, (ii) with respect to leased or licensed Acquired Assets, the terms and conditions of the lease or license applicable thereto, (iii) Liens with respect to real property, none of which, individually or in the aggregate, materially detract from the value of the affected real property, materially impair the intended use of the real property, or materially impair the operations of the Business as currently conducted, (iv) Liens for current Taxes or assessments or other governmental charges or levies which are not yet due and payable, or, to the extent fully reserved on the Closing Balance Sheet, which are overdue but are being contested in good faith by appropriate proceedings, (v) Liens in favor of customs and revenue authorities arising as a matter of Law to secure payment of customs duties in connection with the importation of goods, to the extent such customs duties are fully reserved for on the Closing Balance Sheet, (vi) purchase money mortgages or security interests incurred in connection with the purchase of property or assets after the Interim Balance Sheet Date, securing payment obligations fully accrued for on the Closing Balance Sheet and (vii) any workmen’s, repairmen’s, warehousemen’s, mechanic’s, and carriers’ Liens and encumbrances arising in the ordinary course of business, to the extent relating to an account payable that is fully reflected on the Closing Balance Sheet (collectively, the “Permitted Liens”), (it being understood that Permitted Liens shall not include, in any event, Liens to the extent in respect of Excluded Liabilities) and except as set forth on Schedule 2.10(a) and provided that Acquired Assets that are Intellectual Property are subject to the license agreements set forth on Schedule 2.6.

(c) Except as set forth on Schedule 2.10(c), the Acquired Assets, together with Purchaser’s rights under the Purchaser Transaction Documents, constitute all of the assets, rights, properties and contracts used in the operation of, and necessary to operate, the Business in all material respects as presently conducted in the ordinary course consistent with past practice. It is understood that the representation in this Section 2.10(c) does not relate to Intellectual Property.

2.11. Real Estate.

(a) Schedule 2.11 hereto contains (i) a complete and accurate list of all real property (together with all buildings and structures thereon), owned or leased, subleased, licensed or otherwise occupied by Seller in the conduct of the Business (the “Facilities”) and (ii) identifies with specificity all leases, subleases, licenses and other material occupancy arrangements (“Leases”) relating to the Facilities. All such real property owned by Seller shall hereinafter be referred to as the “Owned Facilities” and all such real property leased, subleased, licensed or otherwise occupied by Seller (other than the Owned Facilities) shall hereinafter be referred to as the “Leased Facilities.”

(b) With respect to each Owned Facility:

(i) Seller has good, valid, marketable and indefeasible fee simple title to each such Owned Facility, except where the failure to have such title could not reasonably be expected to, individually or in the aggregate, materially detract from the value of the affected Owned Facility, materially impair the intended use of the affected Owned Facility, or materially impair the operations of Seller or the operations of the Business as currently conducted at such Owned Facility;

(ii) Subject to Section 6.5, Seller has the requisite power and authority to grant Purchaser a leasehold or other similar interest in each Owned Facility, other than the Owned Facilities being transferred to Purchaser pursuant to Section 1.1(b)(iii);

(iii) Other than Permitted Liens, no Owned Facility is subject to any Liens; and

(iv) Except to the extent that such condition would not reasonably be expected to have a Material Adverse Effect or not have a material adverse effect on the affected Facility or materially impair the conduct of the Business as currently conducted, (A) no improvements erected on any Owned Facility encroaches on any adjoining property or street; (B) Seller is in actual, exclusive possession or control of each Owned Facility; and (C) each owned Facility and the use thereof by Seller in connection with the Business as currently used complies with all material covenants, easements and restrictions of record affecting such Owned Facility.

(c) Except to the extent that such condition would not reasonably be expected to have a Material Adverse Effect or not have a material adverse effect on the affected Lease or Leased Facility or materially impair the conduct of the Business as currently conducted, with respect to each Lease or Leased Facility:

(i) Except as set forth on Schedule 2.11, (A) the basic rent, all additional rent and all other charges and amounts payable under any Lease by the lessee thereunder have been paid to date and (B) all work required to be performed under the Leases by Seller has been performed, and, to the extent that Seller is responsible for payment of such work, has been fully paid for, whether directly to the contractor performing such work or to such lessee as reimbursement therefor;

(ii) No rent or other payment called for under any Lease has been paid more than 30 days in advance of the due date, Seller is not in breach of or default under any Lease and no security deposit or portion thereof deposited with respect to any Lease has been applied in respect of a breach or default under such Lease which has not be been redeposited in full; and

(iii) Except as set forth on Schedule 2.11, there are no brokerage commissions or finder’s fees due (or with the passage of time will become due) from Seller which are unpaid with regard to any of the Leases or the Leased Facilities.

(d) With respect to the Facilities, except in each case as is not material to the conduct of the Business as currently conducted:

(i) The water, gas, electricity, telecommunications and other utilities serving the Facilities are currently adequate in all material respects to service the normal operations conducted thereon consistent with past practice;

(ii) Each Facility has physical and, to Seller’s Knowledge, legal vehicular and pedestrian access to and from public roadways;

(iii) Seller has not received any written notice for assessments for public improvements against any of the Facilities that remain unpaid and no such assessment has been proposed in writing. Seller has not received any written notice or order by any Authority, any insurance company which has issued a policy with respect to any of such Facilities or the Korea Fire Protection Association or other body exercising similar functions which (A) relates to any material violations of or material non-conformity with any applicable Law concerning zoning, building, safety or subdivision with respect to any of the Facilities, (B) claims any material defect or deficiency with respect to any of the Facilities or (C) requests the performance of any material repairs, alterations or other work to or in any of the Facilities or in the streets bounding the same;

(iv) There is no pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of any of the Facilities and, to Seller’s Knowledge, no such proceeding is threatened; and

(v) The water, oil, gas, electrical, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Facilities which have been installed are operational and sufficient for the operation of the Business as currently conducted.

2.12. Taxes. (a) Seller and its respective Subsidiaries transferring Acquired Assets pursuant to this Agreement have (i) timely filed all returns and reports for Taxes, including information returns, that are required to have been filed in connection with, relating to, or arising out of, the Business, (ii) paid, or made provision for the payment of, all Taxes that are shown to have come due pursuant to such returns or reports or are due and payable and (iii) paid all other Taxes in connection with, relating to, or arising out of, the Business for which a notice of assessment or demand for payment has been received. All such returns or reports are materially true and complete and have been prepared in accordance with all applicable Laws and requirements and accurately reflect in all material respects the taxable income (or other measure of Tax) of Seller, or, if applicable, any Subsidiary of Seller or any group of which any Seller or any Subsidiary of Seller is a member with respect to the Business. Schedule 2.12 hereto lists all jurisdictions in which Seller has filed income, employment, sales and use and personal and real property Tax returns or from which Seller has received real property Tax bills with respect to the Business during the past three fiscal years. There are no ongoing or, to Seller’s Knowledge, threatened Tax disputes with respect to the Business or Acquired Assets (or assertions by any governmental authority in any jurisdiction in which Tax returns or reports are not filed that such returns or reports should have been filed or that there is a Tax liability) with respect to the Business or any Acquired Assets that could reasonably be expected to affect Purchaser’s responsibility for Taxes related to the Business or acquired Assets following the Closing Date.

(b) As used herein “Taxes” means all taxes, charges, duties, fees, levies or other assessments, including income, corporation, payroll, withholding, excise, sales, use, personal property, use and occupancy, business and occupation, mercantile, real estate, gross receipts, license, employment, severance, stamp, premium, windfall profits, social security (or similar unemployment), disability, transfer, acquisition, registration, value added, environmental, wealth, net worth, welfare, alternative, or add-on minimum, estimated, or capital stock and franchise and other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

2.13. Intellectual Property Rights. (a) Schedule 2.13(a) hereto contains a complete and accurate list of all patents and patent applications, utility model and utility model applications, registered and material unregistered trademarks and service marks, domain names, trade names, corporate names, registered and material unregistered mask works, registered and material unregistered copyrights (including computer software programs), and registered and material unregistered industrial designs, including in each case applications and renewals of and for the foregoing, that, with respect to registered Intellectual Property, is listed on Schedule 1.1(b)(iv) hereto and, with respect to all other Intellectual Property, to Seller’s Knowledge, is primarily used or primarily held for use in the conduct of the Business as currently conducted, specifying as to each such item, as applicable: (i) the owner of the item, (ii) the jurisdictions in which the item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration, or application number of the item (iv) the date of application and issuance or registration of the item.

(b) By not later than the date of the meeting of Seller’s shareholders convened for the purpose of obtaining shareholder approval of the Transaction, Seller shall deliver to Purchaser Schedule 2.13(b) containing a complete and accurate list of all material licenses, sublicenses, consents and other agreements (whether written or otherwise) other than “shrink wrap” and similar standard end-user licenses for standard, widely available, commercial off-the-shelf software and other licenses and related agreements with respect thereto (i) pertaining to any Intellectual Property used, or held for use, in the conduct of the Business as currently conducted, and/or (ii) by which Seller or any Subsidiary of Seller directly or indirectly licenses or otherwise authorizes a third party to use Intellectual Property related to the Business (each, a “Material License Agreement”).

(c) Neither Seller, nor any of its Subsidiaries, nor to Seller’s Knowledge, any other party is in breach of or default under any material provision of any Material License

Agreement, and each such license, sublicense, consent or other agreement is now valid and in full force and effect and the consummation of the Transaction and the Seller Transaction Documents, will not, subject to obtaining the consents set forth on Schedule 2.3, violate, conflict with, accelerate the term of, result in a breach of, or constitute a default (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) under, or result in or permit (whether after the giving of notice or lapse of time or both) the termination, modification, acceleration, or cancellation of, or result in the creation or imposition of any Lien of any nature whatsoever upon any such license, sublicense, consent or other agreement or give to others any interests or rights therein under, such license, sublicense, consent or other agreement. There are no material contracts, licenses or agreements between Seller or any of its Subsidiaries and any other Person with respect to Intellectual Property used or held for use in the conduct of, or otherwise relating to, the Business under which there is any material dispute known to Seller or any of its Subsidiaries regarding the scope of such agreement, or performance under such agreement including with respect to any payments to be made or received by Seller or any of its Subsidiaries thereunder.

(d) Seller and its Subsidiaries have the rights provided under applicable Law to bring actions for the infringement or other violation of any and/or all Intellectual Property which is owned and used or held for use in the conduct of the Business by Seller or any Subsidiary of Seller.

(e) Except as set forth on Schedule 2.13(e), and to Seller’s Knowledge, the operations of the Business as it is currently conducted do not infringe, dilute, misappropriate, or otherwise violate the Intellectual Property of any third party, except as could not reasonably be expected to be material to the Business as currently conducted; and no written claim has been made, written notice given, or, to Seller’s Knowledge, dispute arisen to that effect. Neither Seller nor any of its Subsidiaries has any pending claim that is material to the Business, that a third party has infringed, diluted, misappropriated or otherwise violated any Intellectual Property owned, used or held for use by Seller and/or any of its Subsidiaries in the conduct of the Business as currently conducted, and to Seller’s Knowledge there is no reasonable basis for such a claim. Except as in the ordinary course of business, neither Seller nor any of its Subsidiaries has in connection with the Business agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission to any third party with respect to the infringement, dilution, misappropriation or other violation of the Intellectual Property of that or any other third party. No Intellectual Property owned, used or held for use by Seller or any of its Subsidiaries in the conduct of the Business as currently conducted is subject to any outstanding decree, order, judgment, settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by Seller or any of its Subsidiaries.

(f) All of the patents, trademarks, service marks, mask works and copyright registrations owned, used and/or or held for use in the conduct of the Business as currently conducted are, to Seller’s Knowledge, valid and in full force and effect, are held of record exclusively in the name of Seller free and clear of all Liens other than any license or sublicense with respect to any such Intellectual Property as is identified on Schedule 2.13(b) or any Lien set forth on Schedule 2.10(a), and are not the subject of any cancellation or reexamination proceeding or any other proceeding challenging their extent or validity. Seller is the applicant of record in all applications and registrations set forth on Schedule 2.13(a) hereto, and no opposition, extension of time to oppose, interference, rejection, or refusal to register has been received in connection with any such application. By not later than the date of the meeting of Seller’s shareholders convened for the purpose of obtaining shareholder approval of the Transaction, Seller shall deliver to Purchaser Schedule 2.13(f) setting forth a complete and accurate list of all actions that must be taken in Korea and the United States by Seller or any other Person within 60 days of the Closing Date (assuming the Closing Date is March 31, 2004), including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any rights in any such jurisdiction in any Intellectual Property listed in Schedule 2.13(a), and by not later than two weeks prior to the actual Closing Date Seller will provide Purchaser with an updated list of the foregoing which is complete and accurate as of the actual Closing Date (and not an assumed Closing Date).

(g) Seller and each of its Subsidiaries has taken reasonable steps to protect Seller’s rights and/or the rights of Seller’s Subsidiaries in material trade secrets, know-how or other confidential or proprietary information (including, without limitation, source code) of Seller or any of its Subsidiaries.

(h) The Transaction does not and will not trigger any provision under any license or agreement related to material software licensed by Seller and/or any of its Subsidiaries which is used in the Business (other than software for which Purchaser will not be obtaining any rights from Seller or any of Seller’s Subsidiaries under any existing or future license) (“Licensed Software”) to (i) renegotiate or increase the license, support or other fees or charges due under such license, or (ii) restrict, in any material way, Purchaser’s use of the Licensed Software in the Business subsequent to the Closing Date.

(i) The information technology systems owned, licensed, leased, or otherwise held for use in the Business, including all computer hardware, software, firmware and telecommunications systems used in the Business, and to Seller’s Knowledge, the information technology systems operated on behalf of the Business, perform in material conformance with the appropriate specifications or documentation for such systems and generally perform reliably. Seller and all of its Subsidiaries have taken commercially reasonable steps to provide for the archival in a manner which is customary in the industry, back-up, recovery and restoration of the critical business data of the Business.

(j) As used herein, the term “Intellectual Property” means (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all utility patent patents, utility models, utility applications, patent applications, and utility and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (ii) all copyrights, trademarks, service marks, trade dress, logos, business product codes, domain names, trade names, and corporate names, and registrations, applications for registration, and renewals of registration, of the foregoing and all goodwill associated therewith, (iii) all mask works (whether registered or unregistered), industrial designs and registrations and applications for registration and renewals of registration of the foregoing, (iv) all trade secrets and confidential business information (including ideas, research and development, technology, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (v) all computer software (including data and related documentation and object and source codes), (vi) all web site designs, (vii) technology, know-how, designs and formulae, and (viii) all other intellectual property and all other proprietary rights recognized as such by applicable Law.

(k) Schedule 2.13(k) contains, to Seller’s Knowledge, a complete and accurate list of all claims made since July 7, 1999 expressly alleging that the design, manufacture, distribution, sale or marketing of any product of the Business infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property rights of any third party or requires a license of the Intellectual Property of a third party.

2.14. Inventory. The inventory of Seller relating to the Business reflected in the Interim Financial Statements or acquired by Seller after the Interim Balance Sheet Date and before the Closing Date (including the Inventory) is carried at the lower of cost or net realizable value determined in accordance with the Accounting Principles, and the value of obsolete or below standard quality materials has been written down in accordance with Seller’s accounting principles consistently applied and the Accounting Principles. All inventory of Seller set forth or reflected in the Interim Financial Statements or acquired after the Interim Balance Sheet Date, was acquired and has been maintained in the ordinary course of business and is of good and merchantable quality and of a quality generally readily useable in the ordinary course of business. All such inventory is owned by Seller free and clear of any and all Liens, other than Permitted Liens. Seller has not consigned any inventory or entered into any similar arrangements with any wholesalers, dealers, retailers or other customers, other than as set forth on Schedule 1.1(b)(vi). Schedule 1.1(b)(vi) hereto lists the location of the Inventory of the Business as of the Interim Balance Sheet Date.

2.15. Accounts Receivable; Prepaid Expenses. The accounts receivable of Seller arising from the Business reflected in the Interim Financial Statements and/or the Closing Balance Sheet are valid and genuine; have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice; and to Seller’s Knowledge, are not subject to valid defenses, set-offs or counterclaims. The prepaid expenses of Seller arising from the Business and all the prepaid expenses reflected in the Interim Financial Statements and/or the Closing Balance Sheet have been reflected in accordance with the Accounting Principles.

2.16. Labor Relations; Employees. (a) Set forth on Schedule 2.16(a) is a complete and accurate list of any unions or other labor organizations representing any Employee and the type of Employee represented by each such union or other labor organization. There is no unfair labor practice charge pending or, to Seller’s Knowledge, threatened against Seller relating to any of the Employees which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no negotiations or strikes, disputes, arbitrations, lawsuits, administrative proceedings, slow downs or stoppages relating to any of the Employees or the Business pending or, to Seller’s Knowledge, threatened against or involving Employees or the Business which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No labor grievance relating to any of the Employees as relating to the Business is pending which would have a Material Adverse Effect. Seller has not in the past three years experienced any material work stoppage or other material labor difficulty or, to Seller’s Knowledge, collective activity relating to any of the Employees or the Business.

(b) There are no pending, or, to Seller’s Knowledge, threatened, claims against Seller or the Business asserted by any Employee which would have a Material Adverse Effect.

(c) Set forth on Schedule 2.16(c) is a complete and accurate list of the following information with respect to all of the Employees (identifying Employees by Employee number and not by name): job title, date of hire, assigned location, current base salary or hourly wage and overtime for all of the Employees actively employed as of December 24, 2003, including any such individual on short-term disability or approved leave of absence who was so employed immediately before such disability or absence. No Employee is entitled to any sick time other than time constituting accrued and unpaid leave.

2.17. Employee Benefit Plans. (a) Set forth on Schedule 2.17(a) hereto is a true and complete list of each oral or written employee pension benefit plan; employee welfare benefit plan; agreement with labor unions or associations representing Employees; or any overtime compensation, wages or bonus; incentive compensation; profit sharing; retirement; pension; group insurance; disability; salary continuation; unemployment; death benefit; health; dependent care; stock option; stock purchase; stock appreciation rights; savings; deferred compensation; consulting; severance, termination or change-of-control; leave, vacation, holiday, sick-day or sabbatical; life, health or dental insurance; hospital, medical or surgical care; accident, welfare; or other employee benefit or fringe benefit plan, program or Contract maintained, contributed to, or required to be contributed to, by Seller or any Subsidiary of Seller in respect of any Employee, or under which Seller or any Subsidiary of Seller has, or could reasonably be expected to have, any liability or responsibility with respect to any Employee (each of the foregoing collectively, the “Benefit Plans”).

(b) As applicable with respect to each Benefit Plan, Seller has made available to Purchaser, true and complete copies of (i) each Benefit Plan (and in the case of an unwritten Benefit Plan, a written description thereof), including all amendments thereto and (ii) the current summary plan description and each summary of material modifications thereto.

(c) Seller and its Subsidiaries are in compliance in all material respects with all Laws applicable to each Benefit Plan.

(d) No Employee is entitled to any deferred compensation.

2.18. Absence of Undisclosed Liabilities. Except as disclosed in Schedule 2.18 hereto, (i) Seller has no liabilities or obligations of any nature with respect to the Business, whether direct or indirect, matured or unmatured or absolute, contingent or liquidated, accrued, determined, determinable or otherwise, and (ii) to Seller’s Knowledge, there is no existing condition, situation, or set of circumstances that could reasonably be expected to result in such a liability or obligation, except with respect to (i) and (ii) for such liabilities and obligations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.19. No Pending Litigation or Proceedings. There are no actions, suits, investigations or proceedings pending against or, to Seller’s Knowledge, threatened against or affecting, the Business or any of the Acquired Assets before any Authority, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as disclosed in Schedule 2.19 hereto, there are no outstanding judgments, decrees or orders of any court or Authority against Seller, or any Subsidiary of Seller, which relate to or arise out of the conduct of the Business or the ownership, condition or operation of the Business or the Acquired Assets as of the date hereof, or, except for such judgments, decrees or orders as could not reasonably be expected to have a Material Adverse Effect, as of the Closing.

2.20. Products Liability; Product Warranty. (a) There are no (i) liabilities, fixed or contingent, with respect to any product liability (as distinct from warranty claims described in clause (ii) below) or any similar claim that relates to any product manufactured or sold by Seller to others in the conduct of the Business up to and including the Closing Date that are outstanding or arose during the past three years, or (ii) liabilities of Seller, fixed or contingent, which have been asserted, with respect to any claim for the breach of any express or implied product warranty or any other similar claim with respect to any product manufactured or sold by Seller to others in the conduct of the Business up to and including the Closing Date that are outstanding or arose during the past three years, in each case except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Schedule 2.20 sets forth Seller’s standard warranty and return policies applicable to products sold by Seller to others in the conduct of the Business.

2.21. Insurance. Seller maintains in effect insurance covering the Business, the Acquired Assets, and any liabilities relating thereto in the amounts and coverages set out in Schedule 2.21. Such insurance provides, and during its term has provided, coverage, in all material respects, to the extent and in the manner as may be or may have been required by Law and by any and all Acquired Contracts. No insurer has advised Seller in writing in the last two years that it intends to reduce coverage or increase any premium in any material respect or fail to renew any such policy or binder.

2.22. Relationship with Customers and Suppliers. Schedule 2.22 sets forth a true and correct list of (i) the names and addresses of the 20 largest customers of the Business in terms of sales for the nine-month period ended September 30, 2003 (collectively, the “Key Customers”), setting forth the total sales to each such customer during each such period and (ii) the names and addresses of the 20 largest suppliers of Business in terms of purchases for the nine-month period ended September 30, 2003 (collectively, the “Key Suppliers”), setting forth for each such supplier the total purchases from each such supplier during each such period. Since the Interim Balance Sheet Date, there has not been any material modification to the terms of any Contract with the Key Customers or Key Suppliers, and none of such Contracts has been terminated. There are no ongoing discussions with any of the Key Customers or Key Suppliers in connection with any such modification to the terms of any Contract with the Key Customers or Key Suppliers, or in connection with any termination of such Contracts. To Seller’s Knowledge, no Key Customer or Key Supplier has informed Seller in writing it intends to take any action to materially modify the terms of any current Contract with Seller relating to the Business or terminate any such Contract or materially adversely change its business or relationship with the Business as a result of the Transaction. Seller has made available to Purchaser true and correct copies of (i) all Contracts with Key Customers and Key Suppliers and (ii) all draft agreements, correspondence and written communications in any way relating to any currently proposed material modification, termination, extension or renewal of any Contracts with Key Customers or Key Suppliers. Schedule 2.22 sets forth, with respect to each Contract with Key Customers or Key Suppliers, (w) the name of the Key Customer or Key Supplier, (x) the expiration date of such Contract, (y) the status of such Contract (whether the contract is being modified, terminated, extended or renewed) and (z) whether consent is required to assign such Contract to Purchaser at Closing.

2.23. Condition of Assets. The Equipment and Other Tangible Personal Property are in good and serviceable condition and fit for the purposes for which they are used in the Business, subject to normal maintenance requirements and normal wear and tear reasonably expected in the ordinary course of business.

2.24. Transactions with Related Parties. Since January 1, 1998, no Subsidiary of Seller and no officer or director of any such Subsidiary has or has had:

(a) borrowed money from (other than in the ordinary course of business pursuant to established policies of Seller) or loaned money to Seller for the benefit of the Business;

(b) any contractual or other claims made against Seller relating to the Business or the Acquired Assets;

(c) any interest in the Acquired Assets or any property or assets used by Seller in the Business; or

(d) engaged in any material transaction with Seller relating to the Business or the Acquired Assets (other than employment relationships).

2.25. Brokerage. Except for Deutsche Bank, Seller and its Subsidiaries have not made any agreement or taken any other action which might cause any Person to become entitled to a broker’s or finder’s fee or commission as a result of the Transaction. Seller shall bear all such costs and expenses in accordance with Seller’s agreement with such firm.

2.26. Due Consideration. The sale of the Acquired Assets pursuant to this Agreement is not being made with the actual intent to hinder, delay or defraud any Person to whom any of Seller or any of its Subsidiaries are indebted. Seller has valid business reasons for selling the Acquired Assets.

2.27. Management Data. None of the information contained on Schedule 2.27, to the extent that it purports to represent historical information, contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which they were made.

2.28. Employee Bank Loans. The aggregate outstanding principal amount of all Employee Bank Loans does not exceed KRW 11.7 billion excluding any Employee Bank Loans existing as of the date hereof with respect to Employees of Seller to become employees of the Business at or prior to Closing as contemplated by Section 4.3.

2.29. NO OTHER REPRESENTATIONS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE II, NEITHER SELLER NOR ANY OTHER PERSON OR ENTITY ACTING ON BEHALF OF SELLER MAKES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

3.1. Organization and Good Standing. Purchaser is duly incorporated and validly existing under the Laws of Korea.

3.2. Authorization and Enforceability. Purchaser has the requisite corporate power and authority to execute, deliver and perform this Agreement and will have the requisite corporate power and authority to execute, deliver and perform the Purchaser Transaction Documents as of the Closing Date. The execution, delivery and performance of this Agreement by Purchaser has been and, as of the Closing Date the Purchaser Transaction Documents will be, duly authorized by all necessary action on the part of Purchaser, including, if necessary, approval of its shareholders. This Agreement has been, and as of the Closing Date the other Purchaser Transaction Documents will be, duly executed and delivered by Purchaser. This Agreement is, assuming due and valid authorization, execution and delivery hereof by Seller, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors rights generally and by general equitable principles. As of the Closing Date, the Purchaser Transaction Documents will be, assuming due and valid authorization, execution and delivery hereof by Seller, the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors rights generally and by general equitable principles.

3.3. No Violation of Laws or Agreements. The execution, delivery and performance of this Agreement and the Purchaser Transaction Documents do not, and the consummation of the Transaction will not, (a) contravene any provision of the articles of incorporation or bylaws of Purchaser; (b) violate, conflict with, result in a breach of, or constitute a default (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) under, or result in or permit (whether after the giving of notice or lapse of time or both) the termination, modification, acceleration, or cancellation of, or result in the creation of any Lien of any nature whatsoever upon any assets of Purchaser or give any other any interests or rights therein under (i) any indenture, mortgage, loan or credit agreement, license, instrument, lease, contract, plan, permit, or other agreement to which Purchaser is a party, or by which Purchaser may have rights or by which Purchaser or any of the assets of Purchaser may be bound or affected, or (ii) any judgment, injunction, writ, award, decree, restriction, ruling or order of any Authority, domestic or foreign, or any applicable constitution, Law, ordinance, rule or regulation, except, in the case of the foregoing clause (b)(i), for such violations, conflicts, breaches, defaults, default events, terminations, modifications, accelerations, cancellations or Liens that, individually or in the aggregate, could not reasonably be expected to materially impair the ability of Purchaser to consummate the Transaction.

3.4. Consents. Except as set forth on Schedule 3.4 or as could not reasonably be expected, individually or in the aggregate, (i) to have a material adverse effect on Purchaser’s assets or operation of business or (ii) to materially impair Purchaser’s ability to consummate the Transaction, no consent, approval or authorization of, or registration or filing with, any Authority or other Person is required in connection with the execution, delivery and performance of this Agreement or the Purchaser Transaction Documents or the consummation of the transactions contemplated hereby or thereby by Purchaser.

3.5. Brokerage. Purchaser, Warrant Issuer and their respective Subsidiaries have not made any agreement or taken any other action which might cause any Person to become entitled to a broker’s or finder’s fee or commission as a result of the Transaction.

3.6. Ability to Evaluate and Bear Risk. Purchaser is able to bear the economic risk of purchasing and holding the Acquired Assets and the Business and assuming the Assumed Liabilities for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Acquired Assets and the Business.

3.7. Litigation. There are no actions, suits, investigations or proceedings pending against or, to Purchaser’s knowledge, threatened against Purchaser, Warrant Issuer or any of their respective Subsidiaries before any Authority that, individually or in the aggregate, could reasonably be expected, to impede the ability of Purchaser to consummate the Transaction.

3.8. Equity Financing. Attached hereto as Schedule 3.8(A) and Schedule 3.8(B) are true and complete copies of the letters, each dated as of the date hereof, executed by Warrant Issuer and Citigroup Venture Capital Equity Partners, L.P. and by System Semiconductor Luxembourg S.à r.l., CVC Capital Partners Asia Pacific LP and Asia Investors LLC, respectively (the “Equity Commitment Letters”). The Equity Commitment Letters have not been amended or modified prior to the date of this Agreement, and the commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any respect. There are no agreed conditions precedent or other agreed contingencies related to the funding of the full amount of such equity commitments, other than as set forth in the Equity Commitment Letters.

ARTICLE IV

COVENANTS

4.1. Conduct of Business. From the date of this Agreement to the Closing Date:

(a) Seller shall, and shall cause its Subsidiaries to, operate in all material respects in the ordinary course of business with respect to the Business, and use its commercially reasonable efforts (i) to conduct, carry on and maintain and preserve the Business intact; (ii) to comply in all material respects with all applicable Laws; (iii) to maintain and preserve its relationships with and the goodwill of major suppliers and customers and others who have substantial business relations with the Business; (iv) to maintain the Acquired Assets, as well as books of account, records and files related to the conduct of the Business and key Employees, all in the ordinary course of business and consistent with prior practice and to make the same available in all material respects to Purchaser as of the Closing, to the extent such items are Acquired Assets; (v) to keep available to Purchaser the Employees of the Business; and (vi) to operate the Business in all material respects in accordance with such portions of the business plan attached hereto as Schedule 4.1 that are attributable to the period between the date hereof and the Closing Date, other than to the extent such business plan relates to capital expenditures, which shall be governed solely by Section 4.13, and the implementation of the plan for the separation of the Business from the other businesses of Seller, which shall be governed solely by Section 4.3.

(b) Seller shall inform Purchaser in writing of any event or circumstance that has or could reasonably be expected to have a Material Adverse Effect promptly after Seller’s Knowledge of any such event or circumstance.

(c) Seller and its Subsidiaries shall not, without the prior written consent of Purchaser, take or omit to take any action which would result in any of the occurrences or events set forth in Section 2.5(a), (b), (e), (g), (i) (without regard to the KRW limitation set forth therein), (j), (k), (l), (m), (n) or (o) hereof.

(d) Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts consistent with past practice to preserve and to keep in effect any rights in, to or for the use of any Permit of the Business; except where the failure to preserve or keep in effect any such Permit could not (with notice, the passage of time or both) reasonably be expected to materially impair the conduct of the Business as currently conducted.

(e) Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts consistent with past practice to preserve and to keep in effect any rights in, to or for the use of any of the Intellectual Property used or held for use in the conduct of the Business.

4.2. Access, Information and Documents.

Seller shall, and shall cause its Subsidiaries to, afford to Purchaser and its representatives (including Purchaser’s agents, accountants, counsel, surveyors, financing sources and employees), reasonable access during regular business hours throughout the period from the date of this Agreement to the Closing Date to all their respective books, documents, records, properties and facilities that relate to the Business and, during such period, shall furnish as promptly as reasonably practicable to Purchaser all available information as Purchaser reasonably may request to the extent relating to the Business in furtherance of the Transaction. Seller shall, and shall cause its Subsidiaries to, permit Purchaser, its representatives and financing sources reasonable access throughout the period from the date of this Agreement to the Closing Date to discuss matters related to the Business with the officers, directors, employees and auditors of Seller and its Subsidiaries. Notwithstanding the foregoing, no such access shall unreasonably interfere with the operation of the respective business of Seller and its Subsidiaries and neither Seller nor any of its Subsidiaries shall be obligated to disclose to Purchaser any information the disclosure of which, in the reasonable opinion of Seller, as confirmed by the advice of Seller’s legal counsel, would violate applicable Laws or any other legal obligation of Seller or its Subsidiaries. Any non-public information provided by Seller to Purchaser shall be governed by the terms of Section 4.15.

4.3. Implementation of Separation. From and after the date hereof until the Closing Date, Seller shall use its commercially reasonable efforts to implement the separation plan attached hereto as Schedule 4.3 (the “Separation Plan”) in accordance with the timetable set forth therein. Seller and Purchaser agree to jointly and promptly identify and discuss in good faith a schedule of the additional employees of Seller (which is expected to consist of approximately 175 people) who will become employees of the Business at or prior to Closing whose principal functions will be accounting, finance, human resources and purchasing. Seller and Purchaser shall use their respective commercially reasonable efforts to minimize the costs and expenses relating to the separation of the Business from Seller and transitioning the Business to a standalone business (“Separation Plan Costs”). Seller shall pay for the Separation Plan Costs arising from the implementation of the Separation Plan between the date hereof and the Closing Date up to a maximum of KRW 4,878,000,000.

4.4. Monthly Financial Statements; Accounting Engagement.

(a) By no later than the 15th day of each calendar month or if such day is not a business day, the next succeeding business day, beginning the month immediately following the date hereof, Seller shall deliver to Purchaser the consolidated profit and loss statements of the Business, prepared on the basis of available managerial accounts and the template set forth on Schedule 4.4(a), for the previous month and for that part of the fiscal year ending with such month (the “Monthly Financial Statements”).

(b) Seller and Purchaser shall jointly appoint a team of accountants, from Samil PricewaterhouseCoopers, who has performed audits on Seller in the past, and has been involved in the Transaction (the “Joint Accountants”). Beginning promptly following the date hereof, the Joint Accountants shall perform (i) an audit in accordance with auditing standards generally accepted in the United States of America (“United States”) of the financial statements, prepared under accounting principles generally accepted in the United States (“US GAAP”) and suitable for inclusion in a potential filing with the Securities and Exchange Commission in the United States, with respect to the Business on a carve-out basis as of December 31, 2002, December 31, 2003, and March 31, 2004 and for each of the three years in the period ended December 31, 2003 and for the three-month period ended March 31, 2004, which shall include a reconciliation of net income and net assets from US GAAP to those items prepared under accounting principles generally accepted in Korea (“Korean GAAP”) and a condensed Korean GAAP balance sheet, income statement and cash flow statement, all presented in a footnote (the “Audits”) and (ii) a reconciliation of EBITDA derived from such Korean GAAP financial information to EBITDA as determined pursuant to the Accounting Principles (the “AUP EBITDA” and, together with the Audits, the “Accounting Engagement”). Purchaser shall pay 65% of the cost of the Accounting Engagement and Seller shall pay 35% of the cost of the Accounting Engagement. Seller will provide, and will cause its Subsidiaries to provide, all reasonable cooperation to the Joint Accountants in connection with completing the Accounting Engagement, including providing reasonable access at all reasonable times to Seller’s personnel, accountants and books, records, documents, working papers (subject to execution of a customary accountant’s access letter) and other information related to the foregoing, except that Seller shall not be required to provide access to the asset accounting information, including asset revaluation in 1994 and 1998, for any facilities located at Seller’s Ichon site.

4.5. Approvals; Financing.

(a) Seller shall use all commercially reasonable efforts to obtain, as soon as reasonably practicable after the date hereof, but in no event later than seven weeks from the date hereof, approval of the Transaction from the shareholders of Seller. Seller agrees to call a meeting of its shareholders for the purpose of obtaining shareholder approval of the Transaction to be held no later than seven weeks from the date hereof. Purchaser shall use all commercially reasonable efforts to obtain, as soon as reasonably practicable after the date hereof, the approval of the Korean Ministry of Commerce, Industry and Energy contemplated by Section 5.2(c) hereof.

(b) Purchaser shall use all commercially reasonable efforts to effect the Financing on or prior to the Closing Date. If the lenders with respect to the Financing so require, in order to provide the Financing on the terms and conditions set forth in the term sheet attached as Exhibit C, Seller shall enter into the definitive documentation with respect to the Term Debt portion of the Financing (the “Loan Documents”) and Purchaser shall assume such Loan Documents at the Closing, on the following terms and conditions: (i) Seller and Purchaser shall enter into an assignment and assumption agreement reasonably satisfactory to both parties pursuant to which Seller shall assign and Purchaser shall assume such Loan Documents and all liabilities and obligations thereunder, effective as of the Closing Date, (ii) Seller shall enter into the Loan Documents on such terms and conditions as are requested by Purchaser, (iii) Seller shall not have incurred any liability or borrowed any funds under the Loan Documents (provided that it is understood that the initial indebtedness under the Term Debt portion of the Financing may be indebtedness that was first incurred by Seller under its existing credit agreements and assigned to Purchaser at Closing), (iv) such Loan Documents shall provide that Purchaser’s liabilities and obligations under the Loan Documents (A) do not exceed what its liabilities and obligations would have been under the terms and conditions set forth in the term sheet attached as Exhibit C and such other terms and conditions as would have been reasonably acceptable to Purchaser had the Term Debt been incurred directly by Purchaser and (B) do not extend to any other liabilities or obligations of Seller or any of its Subsidiaries, (v) Seller shall execute, acknowledge and deliver to Purchaser such other instruments, documents, certifications, and further assurances, and take such other actions, as Purchaser may reasonably require in order to carry out the purpose of the preceding clause (iv)(B) (such arrangement, the “Assumed Financing Arrangement”) and (vi) at Closing, (A) any costs or expenses up to KRW50 million, including actual attorney’s fees, incurred by Seller in connection with the preparation, negotiation and execution of the Loan Documents and the Assumed Financing Arrangement and (B) any Taxes or fees, including actual legal agent fees, relating to the establishment of any Lien in connection therewith shall be paid by Purchaser or reimbursed to Seller by Purchaser, as the case may be, provided that if any Lien, the obligor of which is Seller, is or has been established in relation to the Term Debt, Seller shall cooperate to change the obligor thereof to Purchaser pursuant to the Assumed Financing Arrangement, and provided further that Seller shall be absolutely and irrevocably released from the obligations and responsibilities under such Term Debt so assumed by Purchaser as at the Closing. For the avoidance of doubt, if the parties proceed with the Assumed Financing Arrangement, the Cash Purchase Price shall be reduced at the Closing accordingly on a Won-for-Won basis by the amount of any indebtedness incurred by Purchaser under the Assumed Financing Arrangement as of the Closing.

4.6. Mutual Covenants. The parties mutually covenant from the date of this Agreement to the Closing Date (and subject to the other terms of this Agreement, including Section 4.7 hereof):

(a) to cooperate with each other in determining whether any filings are required to be made or any consents, approvals, permits or authorizations are required to be obtained in any jurisdiction in connection with the consummation of the Transaction and in making or causing to be made any such filings promptly and in seeking to obtain timely any such consents, approvals, permits or authorizations;

(b) to use all reasonable efforts to satisfy, or cause the satisfaction of, promptly (but not waiver of) the conditions to the Closing of the Transaction (each party hereto shall furnish to the other and to the other’s counsel all such information as may be reasonably required in order to effectuate the foregoing action); and

(c) to advise the other party promptly if such party determines that any condition precedent to such party’s obligations hereunder will not be satisfied in a timely manner.

4.7. Antitrust Filings. Seller and Purchaser, as appropriate, shall as reasonably promptly as practicable, make or cause to be made all filings and submissions under Laws applicable to it or its Affiliates, as the case may be, as may be required in connection with the Transaction, including all notifications and information to be filed or supplied pursuant to the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Monopoly Regulation and Fair Trade Act of Korea (and enforcement decrees and regulations issued thereunder) (the “MRFTA”) and similar competition and antitrust Laws of other Authorities (“Antitrust Laws”). Any such filings and supplemental information will be in substantial compliance with the requirements of applicable Law. Subject to applicable Laws relating to the sharing of information, each of Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act, the MRFTA or Antitrust Laws. Seller and Purchaser shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, any Authority, including the United States Federal Trade Commission (“FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) and other similar Authorities, and shall comply with any such inquiry or request. Each of Seller and Purchaser will use its commercially reasonable efforts to obtain any clearance required under the HSR Act, MRFTA and Antitrust Laws for the Transaction. Seller and Purchaser shall bear all of their respective fees due to the FTC or DOJ under the HSR Act or to any Authority under the MRFTA or Antitrust Laws in connection with all filings and submissions and costs of preparing any information required in connection with any such filings and submissions.

4.8. Public Announcement. Prior to Closing, neither Seller nor Purchaser shall make or issue, or cause to be made or issued, any public announcement or public written statement concerning this Agreement or the Transaction (except disclosure to creditors or financing sources who agree to keep such information confidential) without the prior written consent of the other party (which will not be unreasonably withheld or delayed), except as required by applicable Law or listing standards provided that the disclosing party gives the non-disclosing party adequate opportunity, to the extent reasonably practicable, to review and comment on the form and substance of such disclosure.

4.9. Further Assurances. Seller will, and will cause its Subsidiaries to, from time to time after the Closing, at Purchaser’s request, execute, acknowledge and deliver to Purchaser such other instruments of conveyance and transfer and take such other actions and execute such other documents, certifications, and further assurances as Purchaser may reasonably require in order to put Purchaser in possession or more fully in possession of any of the Acquired Assets in accordance with the terms of this Agreement. Subject to Section 1.4, each party shall cooperate and deliver such instruments and take or cause to be taken such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Agreement and the Transaction, including any reasonable action reasonably requested by the other party to assign and transfer the Permits to Purchaser and record the transfer of the Intellectual Property in accordance with Section 1.1.

4.10. Cooperation. Purchaser and Seller shall cooperate and shall cause their respective Subsidiaries, officers, employees, agents and representatives to cooperate with respect to the orderly transition of the Business from Seller to Purchaser and to minimize the disruption to the Business resulting from the Transaction.

4.11. Employees.

(a) Within five Business Days of the date hereof, Seller shall deliver to Purchaser Schedule 2.16(c) revised to identify Employees by name. At the Closing, Seller shall deliver to Purchaser an updated Schedule 2.16(c) which shall disclose all of the information required by Section 2.16(c) as of the 24th day of the calendar month immediately preceding the month in which the Closing occurs and shall include all Employees designated to become employees of the Business. With respect to any Employee who is not actively employed due to short-term disability or approved leave of absence, the updated Schedule 2.16(c) shall indicate the reason for such absence and the date such individual is reasonably expected to return to active employment.

(b) Purchaser shall, promptly after Seller has obtained approval of the Transaction from its shareholders, extend to each and all Employees listed on Schedule 2.16(c) (including those Employees designated to become employees of the Business pursuant to Section 4.3) an offer of employment effective as of 12:01 A.M. on the day immediately following the Closing Date on terms and conditions that are no less favorable in the aggregate than those provided to such Employees as of the Closing Date to the extent such terms and conditions have been disclosed to Purchaser; provided however, that with respect to those Employees on short-term disability or an approved leave of absence, Purchaser shall offer employment to such Employees upon their return from short-term disability or approved leave of absence. All Employees to whom Purchaser offers employment and who accept and commence such employment are herein referred to as the “Transferred Employees.” At the Closing, Purchaser shall assume the terms and conditions of any collective bargaining agreement set forth on Schedule 2.16(a) to the extent applicable to the Transferred Employees. Purchaser shall use its commercially reasonable efforts to not terminate any Transferred Employee, except as permitted by Law or as agreed to by any such Transferred Employee, for a period of two years from the Closing Date. Purchaser shall have no obligation whatsoever with regard to (i) individuals who are Former Employees as of the day prior to the Closing or (ii) Employees who do not accept the offer of employment given by Purchaser in accordance with this Section 4.11(b).

(c) Seller shall before the Closing Date obtain a release and waiver from each Transferred Employee confirming whether he elects to have Seller pay the amount of his severance pay accrued as of the Closing Date, or to have such accrued severance pay carried over to his employment by Purchaser, and releasing Seller from any liability in respect thereof and in respect of any salary, wage, leave or other benefits owed to him (other than any severance payment in accordance with Section 4.11(d)) up to the Closing Date, releasing Purchaser from any liability in respect thereof with respect to Transferred Employees who have elected to have Seller pay the amount as of the Closing Date and waiving any claims against Seller and Purchaser in connection with the Transaction. Seller shall promptly pay and/or reimburse Purchaser upon request for all Pre-Closing Employee Liabilities.

(d) To the extent that any Transferred Employee elects to receive his/her severance payment accrued prior to the Closing Date (the “Accrued Severance Payment”) from Seller, Seller shall prepare and deliver to Purchaser at least five Business Days prior to the Closing Date, a notice (the “Severance Payment Notice”) stating (i) Seller’s good faith estimate of the aggregate amount of the Accrued Severance Payments, (ii) whether Seller reasonably believes in good faith that the Aggregate Accrued Severance Payment will exceed KRW 15 billion (which shall be accompanied by reasonable documentation supporting such belief) and (iii) whether Seller elects to pay the amount, if any, by which the Aggregate Accrued Severance Payment exceeds KRW 15 billion (the “Excess Severance”). Seller shall timely pay the Accrued Severance Payment, as calculated in accordance with applicable Law, to each Transferred Employee who elects such option and who accepts Purchaser’s offer of employment pursuant to Section 4.11(b) and executes a release and waiver in accordance with Section 4.11(c) (the sum of such Accrued Severance Payments being the “Aggregate Accrued Severance Payment”). Within two Business Days after such payments are made by Seller to such Transferred Employees, Seller shall deliver a statement to Purchaser of the aggregate amount of the Accrued Severance Payments actually paid by Seller to such Transferred Employees (the “Actual Severance Payment”), together with supporting documentation for such amount reasonably satisfactory to Purchaser. Purchaser shall reimburse Seller, after receipt of such statement and supporting documentation from Seller, in cash by wire transfer, as follows: (i) 100% of the first KRW 4 billion of the Actual Severance Payment and, if Purchaser so elects pursuant to Section 5.3(g), 100% of the amount of the Excess Severance to the extent paid by Seller, in each case within seven days after Seller’s payment of the Actual Severance Payment to relevant Transferred Employees, but in no event prior to the Closing Date; (ii) 50% of the next KRW 11 billion of the Actual Severance Payment within seven days of Seller’s payment of the Actual Severance Payment to relevant Transferred Employees, but in no event prior to the Closing Date, and the remaining 50% of such KRW 11 billion within six months after the Closing Date; and (iii) 100% of the amount of any Excess Severance, to the extent not paid pursuant to clause (i) of this sentence, in equal annual installments on each of the first six anniversaries of the Closing Date.

(e) With respect to loans provided by third party financial institutions to the Transferred Employees (the “Employee Bank Loans”), the payment obligations of which have been guaranteed by Seller in favor of such lending institutions, Purchaser shall provide a joint and several guarantee in favor of such institutions, in form and substance reasonably satisfactory to such financial institutions and to Seller and Purchaser, that is to take effect from the Closing Date, in respect of the obligations of any Transferred Employee to make any and all payments under the relevant Employee Bank Loan (the “Employee Bank Loan Guarantees”). As used herein, “Net Exposure” means the amount that each of the guarantors of the Employee Bank Loans is called upon to pay pursuant to the Employee Bank Loan Guarantees, net of any sums actually recovered from or against the Employees by the applicable guarantor in respect of such Employee Bank Loans. The parties agree to the following allocation of the aggregate Net Exposure, regardless of which party actually makes payment under any Employee Bank Loan Guarantee at any point in time: Purchaser shall be responsible for the first KRW 4.7 billion of any Net Exposure and Seller shall be responsible for any Net Exposure in excess thereof. To effect such allocation, Purchaser and Seller agree that if, as a result of payments required to be made by one party under its Employee Bank Loan Guarantees at any given time, such party is required to make payments inconsistent with the foregoing allocation, the other party shall promptly reimburse the party required to make such payment. Seller and Purchaser shall use their commercially reasonable efforts, subject to applicable Law, to recover sums from or against the Employees in respect of the Employee Bank Loans in accordance with Seller’s past practices that Seller has applied with respect to the collection of Employee Bank Loans. Seller and Purchaser shall use their commercially reasonable efforts to refinance the Employee Bank Loans when they mature and to extend the Employee Bank Loan Guarantees. Seller shall not incur any new Employee Bank Loan Guarantees after the date hereof.

(f) At the Closing, Seller shall deliver to Purchaser an updated Schedule 1.1(b)(xv), which shall disclose all of the information required by Section 1.1(b)(xv) as of two days prior to the Closing Date.

4.12. Taxes. (a) No election with respect to Taxes relating to or in any way affecting the Acquired Assets or the Business after Closing may be made or changed by Seller after the date of this Agreement without the prior written consent of Purchaser.

(b) Each of Seller and Purchaser shall provide the other party with such information and records as may be reasonably requested by such other party requesting them in connection with the preparation of any Tax return, any audit or other examination by any Taxing authority or any judicial or administrative proceeding with respect to Taxes that relates to Taxes with respect to the Acquired Assets or the Business.

4.13. Capital Expenditure. Prior to Closing, Seller shall use commercially reasonable efforts to release all purchase orders for the capital expenditures set forth on Schedule 4.13 and to have the equipment related to such capital expenditures delivered, in each case substantially in accordance with, and substantially on the timetable contemplated by, the management plan set forth on Schedule 4.13. Without limiting the foregoing, at Closing, the Cash Purchase Price shall be (a) increased by the amount, if any, by which Seller has paid (as evidenced by reasonable documentation provided to Purchaser) between December 1, 2003 and the Closing Date more than KRW 56.2 billion for capital expenditures for the Business and (b) decreased by the amount, if any, by which Seller has paid (as evidenced by reasonable documentation provided to Purchaser) between December 1, 2003 and the Closing Date less than KRW 56.2 billion for capital expenditures for the Business. For the avoidance of any doubt, upon Closing, any outstanding purchase orders for the capital expenditures set forth on Schedule 4.13 shall constitute Assumed Liabilities and the rights to receive the equipment ordered thereunder shall constitute Acquired Assets. The adjustment to the Cash Purchase Price at Closing pursuant to this Section 4.13 shall be based on reasonable documentation evidencing Seller’s payments provided to Purchaser at least two days prior to the Closing Date. If, based on reasonable documentation provided by Seller to Purchaser between the second day prior to the Closing Date and the fifth Business Day after the Closing Date, the adjustment to the Cash Purchase Price at Closing pursuant to this Section 4.13 would have been different if such documentation had been taken into account in computing the adjustment made at Closing, then a payment shall be made within 10 Business Days after the Closing Date by Purchaser to Seller or by Seller to Purchaser (as applicable) so that the adjustment made at Closing, taken together with such payment, equals the adjustment that would have been made at Closing had such documentation been taken into account at Closing.

4.14. [intentionally left blank]

4.15. Confidentiality.

(a) At all times after the Closing Date, Seller shall, and shall cause each of its Subsidiaries and representatives to, keep confidential all data, trade secrets, proprietary secrets and any other confidential information regarding the Business and not disclose such confidential information to anyone other than Purchaser, except with the express written consent of Purchaser or as required by Law, order or legal process. Confidential information shall not be deemed to include information (i) that is or becomes generally available to the public other than by breach of these confidentiality obligations by Seller, (ii) is or becomes available to Seller or any of its Subsidiaries from any person who is not subject to any confidentiality obligation to Purchaser, (iii) is developed after the Closing by or on behalf of Seller or any of its Subsidiaries without reliance on confidential information regarding the Business acquired prior to the Closing or (iv) to the extent Seller uses such information in the ordinary course of its business under any right or license to so use such information from Purchaser. In the event Seller or any of its Subsidiaries or representatives is required by Law, order or legal process to disclose any such confidential information, such person will promptly notify Purchaser in writing so that Purchaser may, at its expense, seek a protective order and/or other motion to prevent or limit the production or disclosure of such confidential information; provided that in the absence of a protective order or the receipt of a waiver from Purchaser after a request in writing therefor is made by any such person, if any such person is legally required to disclose confidential information, such person will be entitled to disclose such information without liability under these confidentiality provisions.

(b) Purchaser shall, and shall cause each of its Affiliates and representatives to, keep confidential all data, trade secrets, proprietary secrets and any other confidential information of Seller disclosed heretofore or hereafter by Seller to Purchaser, other than any such information included in the Acquired Assets, and not disclose such confidential information to anyone other than Seller, except with the express written consent of Seller or as required by Law, order or legal process. Confidential information shall not be deemed to include information (i) that is or becomes generally available to the public other than by breach of these confidentiality obligations by Purchaser, (ii) is or becomes available to Purchaser or any of its Affiliates from any person who is not subject to any confidentiality obligation to Seller, (iii) is developed after the Closing by or on behalf of Purchaser or any of its Affiliates without reliance on confidential information of Seller acquired prior to the Closing or (iv) to the extent Purchaser uses such information in the ordinary course of its business under any right or license to so use such information from Seller. In the event Purchaser or any of its Affiliates or representatives is required by Law, order or legal process to disclose any such confidential information, such person will promptly notify Seller in writing so that Seller may, at its expense, seek a protective order and/or other motion to prevent or limit the production or disclosure of such confidential information; provided that in the absence of a protective order or the receipt of a waiver from Seller after a request in writing therefor is made by any such person, if any such person is legally required to disclose confidential information, such person will be entitled to disclose such information without liability under these confidentiality provisions.

(c) Notwithstanding the foregoing, each party to this Agreement (and any employee, representative or other agent of each party to this Agreement) may disclose to its respective officers, directors, advisors and representatives, without limitation of any kind, the Tax treatment and Tax structure of the Transaction and all materials of any kind (including opinions or other Tax analyses) that are provided to it relating to such Tax treatment and Tax structure; provided, however, that such disclosure may not be made to the extent required to be kept confidential to comply with any applicable domestic or foreign securities Laws; provided further that (to the extent not inconsistent with the foregoing) such disclosure shall be made without disclosing the names or other identifying information of any party.

4.16. No Solicitation. (a) During the period from the date hereof until the date of the Closing, or such earlier date as this Agreement may be terminated as provided herein (the “Exclusivity Period”), Seller shall not, and shall cause its Subsidiaries, officers, directors, advisors and representatives (collectively, the “Seller Representatives”) not to, directly or indirectly, (i) solicit, initiate, facilitate or encourage the initiation of any inquiries or the submission of any proposals regarding any merger, business combination, reorganization, recapitalization, liquidation, sale of all or substantially all assets, sale of equity interests or any proposal or offer to acquire, directly or indirectly, any partnership interest, or any other equity, participation or voting interest, or other similar transactions involving the Business (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii)

engage in negotiations or discussions concerning, or provide or disclose any information or afford access to the books and records of Seller or any of its Subsidiaries to any Person considering making, or that has made, any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Seller Representative, whether or not such Person is purporting to act on behalf of Seller or its Subsidiaries or otherwise, shall be deemed to be a breach of this exclusivity covenant by Seller.

4.17. Appraisal Financing. If shareholders of Seller have exercised their appraisal rights with respect to the Transaction in an aggregate amount in excess of KRW 40 billion, Seller shall, within three Business Days following the expiration of the period in which such shareholders are entitled to exercise such rights and the period in which the amount of such appraisal rights is fixed under Korean law (the “Appraisal Rights Exercise Period”), notify Purchaser of such fact and state in such notice whether Seller elects to waive the condition to closing set forth in Section 5.3(b). In the event that Seller does not state in such notice its election to waive the condition to closing set forth in Section 5.3(b), then Purchaser shall be entitled to elect, in its sole discretion and subject to the remaining provisions of this Section 4.17, to fund the amount exceeding KRW 40 billion (the “Excess Appraisal Amount”) and shall provide Seller with written notice of such election within three Business Days of Purchaser’s receipt of Seller’s notice pursuant to this Section 4.17. In the event that Purchaser so elects to fund the Excess Appraisal Amount, Purchaser shall pay such Excess Appraisal Amount to Seller at Closing, which shall in no event occur later than 25 days after expiration of the Appraisal Rights Exercise Period. If Purchaser elects to fund the Excess Appraisal Amount, Purchaser will have the right to determine the timing of the resale by Seller of any such acquired shares, and Seller shall sell such acquired shares on Purchaser’s behalf, subject to relevant Law. Purchaser shall be entitled to the proceeds from any such resales (less any sales costs), and such proceeds shall represent payment in full by Seller and shall constitute Purchaser’s sole recourse with respect to the financing of the Excess Appraisal Amount.

4.18. Services for Cheongju Facilities. If Seller sells the Owned Facilities located at Seller’s Cheongju Site (“Cheongju Facilities”), Seller shall cause any and all services provided by third parties (including waste water purification services) for the operation of Seller’s business at Cheongju Facilities to be provided to Purchaser for its operation of the Business at Buildings R, C1 and C2 located at Seller’s Cheongju Site after such sale.

4.19. Registration of Intellectual Property; Transfer of Intellectual Property after the Closing; Extension/Sublicense.

(a) On or prior to the Closing, Seller shall cause, at its expense, all registered Intellectual Property included on Schedule 1.1(b)(iv) to be registered in the name of Seller.

(b) After the Closing, Purchaser shall, upon the request of Seller, take such steps as are reasonably necessary to promptly assign, transfer, deliver and convey ownership to Seller of any Intellectual Property that is not an Acquired Asset in accordance with the terms hereof but was included in Schedule 1.1(b)(iv) hereto. After the Closing, Seller shall, upon the request of Purchaser, take such steps as are reasonably necessary to promptly assign, transfer, deliver and convey ownership to Purchaser of any Intellectual Property that is an Acquired Asset in accordance with the terms hereof that was not included in Schedule 1.1(b)(iv) hereto. With respect to the inadvertent failure to transfer any such Intellectual Property at Closing or the inadvertent transfer of any such Intellectual Property at Closing, neither Purchaser nor Seller shall be liable whatsoever to the other party (including any liability or obligation under Section 6.3) other than to effect the transfers contemplated by this Section 4.19(b).

(c) Upon the Closing, Seller shall effect an extension or sublicense to Purchaser, as applicable, of the Contracts listed on Schedule 4.19(c) in accordance with the terms of such Contracts and this Section 4.19(c), under which Purchaser shall be granted rights which are equal to the rights of Seller and its Subsidiaries thereunder as of the date hereof with respect to the Business. With respect to the Contracts with International Business Machines Corporation (“IBM”) dated as of September 1, 1994 and January 1, 1996 included in such schedule, Seller shall grant an extension of its rights under those Contracts to Purchaser in return for which Purchaser shall pay to Seller, unless otherwise agreed to among IBM, Seller and Purchaser, a royalty of US$6.054 million in the aggregate, payable in four equal annual installments due on December 1 of each of 2004, 2005, 2006 and 2007. With respect to the Contract with Agere Systems Guardian Corporation (“Agere”) and Lucent Technologies GRL Corporation dated as of January 1, 2001, Seller shall sublicense its rights under that Contract to Purchaser in return for which Purchaser shall pay to Agere, unless otherwise agreed to between Agere and Purchaser, a running royalty at a commuted rate of ninety-three thousands of a percent (0.093%) of the Net Sales (as defined in such Contract) of Purchaser until December 31, 2004 (minus any permitted exclusions), in accordance with the terms and conditions of that Contract and such sublicense. With respect to the Contract with Infineon Technologies A.G. dated as of December 18, 2000, Purchaser shall have no royalty obligation. Seller shall not willfully terminate, breach or default under any of the Contracts listed on Schedule 4.19(c) or willfully cause the termination, breach or default under any of them.

4.20. Use of Permits. To the extent permitted by Law, Seller shall allow Purchaser to use Seller’s Permits, and Seller shall take such reasonable action as may be necessary or desirable or as may be reasonably requested by Purchaser in furtherance of the foregoing.

4.21. Youngdong Lease; Certain Transaction Documents; Apartment Complexes.

(a) Seller shall use its commercially reasonable efforts to cause Samsung Life Insurance Co., Ltd. (the “Youngdong Landlord”) to enter into a lease agreement with Purchaser substantially on the terms and conditions set forth in the term sheet attached hereto as Exhibit D (the “Youngdong Lease Agreement”). If Purchaser enters into the Youngdong Lease Agreement under which Purchaser will incur costs in excess of the costs set forth on Exhibit D, Seller agrees to bear such excess costs for the term of the Youngdong Lease Agreement. Seller shall pay any additional key money deposit (the “Additional Key Money Deposit”) to Purchaser at the commencement of the term of the Youngdong Lease Agreement and any such additional monthly rent and maintenance fees to Purchaser on a monthly basis, in each case upon presentation of the relevant certificate or invoices relating to such Additional Key Money Deposit, rent or maintenance fees. Purchaser shall return the full amount of the Additional Key Money Deposit to Seller at the earlier of (i) 15 months after commencement of the term of the Youngdong Lease Agreement and (ii) expiration or termination of the Youngdong Lease Agreement.

(b) On or prior to the Closing, Seller shall cause ASTEC (Hyundai Advanced Service Technology) to enter into the Service Agreement on General Administration and Industry Security with Purchaser substantially on the terms and conditions set forth in the applicable term sheet contained in Term Sheets for Operating Agreements attached as Exhibit E and on such other terms and conditions as are reasonably acceptable to Purchaser. Seller shall cooperate with Purchaser in connection with Purchaser’s negotiation of a welfare support services agreement with Humantopia, an education manpower support services agreement with Humanplus and a product reliability test service agreement with Semiconductor Reliability Center.

(c) At the Closing, Purchaser may occupy the units in Apartment Complex I and Apartment Complex II occupied by the employees of the Business as of the date hereof, at the cost currently paid by Seller to occupy such units and free from any disturbance of its quiet enjoyment by Seller. In the event that Purchaser is forced to vacate Apartment Complex I and Apartment Complex II, Seller shall cooperate with Purchaser to obtain replacement apartments for Apartment Complex I and Apartment Complex II. In addition, Purchaser shall have the option exercisable within one year of the date that Purchaser is required to vacate Apartment Complex I and Apartment Complex II by written notice to Seller to lease from Seller dormitory accommodations in Seller’s Cheongju dormitories for a number of employees equivalent to the number of employees of the Business occupying Apartment Complex I and Apartment Complex II as of the date hereof, at a cost equal to Seller’s actual cost and on such other terms and conditions as are mutually agreeable. Purchaser shall indemnify Seller for any and all liabilities, obligations, damages, costs or expenses arising out of, resulting from or relating to the use or occupancy of Apartment Complex I and/or Apartment Complex II by employees of Purchaser following the Closing.

4.22. Shared Payables. At the Closing, an account payable (the “Hynix Payable”) from Purchaser to Seller shall be created in an amount equal to the sum of that portion of each of the Shared Payables that relates to the Business; provided that no more than one month’s accrual shall be included in the Hynix Payable for payables that are payable according to a monthly schedule, including payments due to Vivendi. The Hynix Payable shall be paid by Purchaser to Seller on or prior to the day that is 30 days after the Closing Date and the Pre-Closing Balance Sheet and the Closing Balance Sheet shall reflect such as a current liability. Seller shall pay the Shared Payables in accordance with their terms.

4.23. IP Dispute Consultation. Seller agrees to consult with Purchaser in good faith in connection with any disputes against Purchaser that relate to products and processes used prior to Closing.

4.24. Equity Commitment Letter Amendment. Purchaser shall not agree to any amendment, modification or waiver of any of the terms of either Equity Commitment Letter without the prior written consent of Seller, which consent shall not be unreasonably withheld.

4.25. Outsourcing; Semiconductor Manufacturing Equipment.

(a) Purchaser agrees that Seller shall be its preferred provider of foundry services for Solution Products and Specialty Products for a period of five years from the Closing Date (or for such longer period as the parties mutually agree). If at any time between the Closing Date and the fifth anniversary of the Closing Date (or such later date as the parties mutual agree) Purchaser determines in its sole discretion to outsource foundry of Solution Products or Specialty Products to a non-Affiliated third party, Purchaser shall notify Seller of such determination prior to implementing such outsourcing and shall negotiate in good faith with Seller regarding Seller providing such services.

(b) Seller agrees that Purchaser shall be its preferred purchaser of used semiconductor manufacturing equipment for the manufacture of Memory Products for a period of five years from the Closing Date (or such longer period as the parties mutually agree). If at any time between the Closing Date and the fifth anniversary of the Closing Date (or such later date as the parties mutual agree), Seller determines in its sole discretion to sell, lease or otherwise dispose of any of its semiconductor manufacturing equipment for the manufacture of Memory Products to a non-Affiliated third party, Seller shall notify Purchaser of such determination prior to implementing such sale, lease or other disposition to a non-Affiliated third party and shall negotiate in good faith with Purchaser regarding Purchaser purchasing such equipment.

4.26. Certain System IC Equipment.

(a) Following the Closing, Purchaser shall assign and transfer to Seller, and Seller shall acquire and accept, the equipment set forth in Schedule 4.26 in accordance with the timetable set forth thereon. Seller shall remove such equipment and transport it to Seller’s facility at Seller’s sole risk and expense in accordance with the timetable set forth on Schedule 4.26. Seller shall take such equipment AS-IS WHERE-IS, WITHOUT ANY REPRESENTATIONS OR WARRANTIES EXPRESS OR IMPLIED. Title to such equipment shall pass to Seller, at no charge, at the time Seller removes such equipment, and at such time such equipment shall then be deemed to be Excluded Assets. Notwithstanding the foregoing, Seller shall be entitled to remove such equipment from the premises of the Business prior to the Closing in which case such equipment shall constitute Excluded Assets.

(b) If (i) Purchaser fails (other than as a result of Seller’s failure to comply with its obligations under Section 4.26(a)) to assign and transfer any equipment set forth in Schedule 4.26 that Purchaser takes possession of at the Closing (“Missing Equipment”) to Seller that is to be assigned and transferred by June 30, 2005 as set forth in Schedule 4.26 or (ii) Purchaser seeks to purchase in advance from Seller certain Missing Equipment that is to be assigned and transferred during the period from July 1, 2005 to December 31, 2005 as set forth in Schedule 4.26, Purchaser shall pay to Seller, in cash by wire transfer, and by July 15, 2005, an amount equal to the aggregate amount of the value of such Missing Equipment (specified in sub-paragraphs (i) and (ii) above) as set forth in Schedule 4.26. If Purchaser fails (other than as a result of Seller’s failure to comply with its obligations under Section 4.26(a)) to assign and transfer any Missing Equipment to Seller that is to be assigned and transferred during the period from July 1, 2005 to December 31, 2005 as set forth in Schedule 4.26, Purchaser shall pay to Seller, in cash by wire transfer and by January 15, 2006, an amount equal to the value of such Missing Equipment as set forth in Schedule 4.26. Purchaser shall take all such Missing Equipment AS-IS WHERE-IS, WITHOUT ANY REPRESENTATIONS OR WARRANTIES EXPRESS OR IMPLIED. Title to the Missing Equipment shall pass to Purchaser upon Seller’s receipt of such payment for such equipment.

ARTICLE V

CONDITIONS PRECEDENT; TERMINATION; LIQUIDATED DAMAGES

5.1. Conditions Precedent to Obligations of Each Party. The obligations of each party to consummate the Transaction are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any one or more of which may be waived in writing in whole or in part by each party in its sole discretion with respect to its conditions precedent):

(a) Antitrust Clearances. The applicable waiting periods, including any extensions thereof, under the HSR Act, the MRFTA and Antitrust Laws applicable to the Transaction shall have expired or been terminated.

(b) Injunction; Litigation. (i) No statute, rule, regulation, executive order, decree, decision, ruling, order of any Authority or preliminary or permanent injunction shall have been enacted, entered, promulgated or enforced by any U.S. federal or state court or Korean or other governmental Authority with jurisdiction over the Transaction that prohibits, restrains, enjoins or restricts the consummation of the Transaction, which has not been withdrawn or terminated, (ii) nor shall there be pending or, to the Knowledge of Seller, threatened any litigation, suit, action or proceeding by any Authority to restrain or prohibit the Transaction.

(c) Approvals. The requisite approval of the Transaction by the shareholders of Seller shall have been obtained (and, in each case, such approval shall not have expired or been withdrawn as of the Closing Date).

5.2. Conditions Precedent to Obligations of Purchaser. The obligations of Purchaser to purchase the Acquired Assets are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any one or more of which may be waived in writing in whole or in part by Purchaser in its sole discretion):

(a) Performance of Agreements; Representations and Warranties. Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and the representations and warranties set forth in this Agreement made by Seller that are not qualified by materiality shall be true and correct in all material respects, and the representations and warranties set forth in this Agreement made by Seller that are qualified by materiality shall be true and correct, in each case on and as of the Closing Date (irrespective of any notice delivered to Purchaser after the date hereof) with the same force and effect as though such representations and warranties had been made on, as of and with reference to the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct or true and correct in all material respects, as the case may be as of such date). Purchaser shall have been furnished with a certificate of an executive officer of Seller, dated the Closing Date, certifying to the foregoing.

(b) Consents. Seller shall have received (and furnished to Purchaser evidence thereof reasonably satisfactory to Purchaser) (i) any and all approvals and consents from all third parties, necessary or required to complete the Transaction, on terms reasonably satisfactory to Purchaser, other than as set forth in clause (ii) and other than from Authorities which are dealt with in Sections 5.1(a), 5.2(c) and 5.2(l) and (ii) any and all consents under those Acquired Contracts and any Contract that would be an Acquired Contract but for Section 1.4, including those set forth on Schedule 5.2(b) but excluding any Contract on Schedule 1.1(c)(ii), the absence of which consent, with or without the giving of notice or the lapse of time or both, would give rise to a right of modification, termination or amendment or a loss of a benefit under such Contract that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or a material adverse effect on the possession, use, occupancy or operation, of the Business, the Acquired Assets taken as a whole, or the Owned Facilities (and, in each case, such approvals and consents shall not have expired or been withdrawn as of the Closing Date).

(c) Korean Ministry of Commerce, Industry and Energy. The Korean Ministry of Commerce, Industry and Energy shall have approved Purchaser’s application for full tax benefits under Article 121-2 of the Special Tax Treatment Control Law of the Republic of Korea in form and substance reasonably satisfactory to Purchaser.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.

(e) Financing. (i) If Seller and Purchaser effect the Assumed Financing Arrangement, the Assumed Financing Arrangement shall have been consummated, (ii) Purchaser shall receive gross proceeds of at least KRW 379.25 billion of term debt consisting of at least KRW 154.85 billion in Tranche A and at least KRW 224.4 billion in Tranche B (collectively, the “Term Debt”) (or shall have incurred such principal amount of debt pursuant to Section 4.5) and (iii) Purchaser shall receive at least KRW 60 billion of available revolving credit facilities (the “Revolving Debt” and, together with the Term Debt, the “Financing”), in the case of each of (i), (ii) and (iii), with or from (as applicable) either the existing creditor group of Seller (the “KEB Group“), a subset thereof or a new group of lenders, and substantially on the terms and conditions set forth in the term sheet attached as Exhibit C and on such other terms and conditions as are reasonably acceptable to Purchaser or, in the case of the Assumed Financing Arrangement, on the terms and conditions provided in Section 4.5(b).

(f) Opinion of Seller’s Counsel. Purchaser shall have received a legal opinion addressed to Purchaser and dated the Closing Date from Bae, Kim & Lee, in customary form, and addressing such topics as are customary, for an asset sale and purchase transaction of a similar nature and type as the Transaction.

(g) Completion of Audit. The Audits shall have been completed and Purchaser shall have received an unqualified opinion of Samil PricewaterhouseCoopers with respect thereto. Purchaser shall have received a report from Samil PricewaterhouseCoopers which shall show that AUP EBITDA for the twelve-month period ended December 31, 2002 does not negatively materially deviate from EBITDA for the corresponding period as shown in the Financial Statements.

(h) Capital Expenditure. Seller shall have complied with the covenant contained in Section 4.13 in all material respects.

(i) Release. The creditors with respect to any Indebtedness of Seller or any of its Subsidiaries secured by a Lien on any of the Acquired Assets shall have terminated and/or released such Lien other than any Lien solely in respect of the Financing under the Loan Documents. Purchaser shall have received copies of such payoff letters and other evidences of termination and/or release as are reasonably satisfactory to Purchaser.

(j) Management; Employees. Purchaser shall have received an executed employment agreement in form and substance reasonably satisfactory to it from each of the individuals listed on Schedule 5.2(j) hereto. Substantially all of the Employees shall have accepted Purchaser’s offer of employment pursuant to Section 4.11(b).

(k) Seller Transaction Documents. Seller shall have, or shall have caused one of its Subsidiaries, as applicable, to have, duly authorized, executed and delivered the following agreements (collectively, the “Seller Transaction Documents”), substantially in the form attached to this Agreement as an Exhibit in the case of the following:

(i) Warrant Agreement;

(ii) Wafer Foundry Service Agreement; and

(iii) Wafer Mask Production and Supply Agreement;

substantially on the terms and conditions set forth on the applicable term sheet attached to this Agreement as an Exhibit, or the applicable term sheet contained in the Term Sheets for Operating Agreements attached as Exhibit E, and on such other terms and conditions as are reasonably acceptable to the parties in the case of the following:

(iv) Intellectual Property License Agreement;

(v) Trademark License Agreement;

(vi) Securityholders Agreement;

(vii) Building Lease Agreement;

(viii) General Service Supply Agreement:

(ix) IT & FA Service Agreement;

(x) Land Lease and Easement Agreement;

(xi) R&D Equipment Utilization Agreement;

(xii) Joint Purchasing Agreement;

(xiii) Overseas Sales Service Agreement; and

(xiv) Service Agreement on General Administration and Industry Security;

and in form and substance reasonably satisfactory to Purchaser in the case of the following:

(xv) LSPA; and

(xvi) Partition Agreement.

(l) Certain Permits. All Permits as may be required by any Authority having jurisdiction over the parties in connection with the subject matter hereof or actions herein proposed to be taken the absence of which Permit, with or without the giving of notice or the lapse of time or both, could reasonably be expected to have a Material Adverse Effect or a material adverse effect on the possession, use, occupancy or operation, of the Business or the Acquired Assets by Purchaser, including those Permits set forth on Schedule 5.2(l), shall have been obtained in form reasonably satisfactory to Purchaser (and, in each case, such Permits shall not have expired or been withdrawn as of the Closing Date).

(m) Youngdong Lease Agreement. The Youngdong Landlord shall have duly executed and delivered the Youngdong Lease Agreement.

5.3. Conditions Precedent to Obligations of Seller. The obligations of Seller to sell the Acquired Assets are subject to the satisfaction on or prior to the Closing Date, of each of the following conditions (any one or more of which may be waived in writing in whole or in part by Seller in its sole discretion):

(a) Performance of Agreements, Representations and Warranties. Purchaser shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing in all material respects, and the representations and warranties set forth in this Agreement made by Purchaser that are not qualified by materiality shall be true and correct in all material respects, and the representations and warranties set forth in this Agreement made by Purchaser that are qualified by materiality shall be true and correct, in each case on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct or true and correct in all material respects, as the case may be, as of such date) and, in each case, except for breaches that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Change. Seller shall have been furnished with a certificate of an executive officer of Purchaser, dated the Closing Date, certifying to the foregoing.

(b) Appraisal Rights. If any shareholders of Seller shall have exercised their appraisal rights with respect to the Transaction, the aggregate amount to be paid to those shareholders exercising appraisal rights shall not have exceeded KRW 40 billion; provided, however, that this condition shall be deemed to have been waived by Seller if Purchaser elects to fund and actually funds the Excess Appraisal Amount in accordance with Section 4.17. If the Closing does not occur because the aggregate amount to be paid to the shareholders exercising appraisal rights would exceed KRW 40 billion, then Seller promptly shall reimburse Purchaser, Citigroup Venture Capital Equity Partners, L.P. and CVC Asia Pacific Ltd. for all of their out-of-pocket expenses incurred since November 3, 2003 in connection with the Transaction, up to a maximum amount of US$2.5 million.

(c) Purchaser Transaction Documents. Purchaser shall have duly authorized, executed and delivered each of the following operating and separation agreements (collectively, the “Purchaser Transaction Documents”), substantially in the form attached to this Agreement as an Exhibit in the case of the following:

(i) Wafer Foundry Service Agreement; and

(ii) Wafer Mask Production and Supply Agreement;

substantially on the terms and conditions set forth on the applicable term sheet attached to this Agreement as an Exhibit, or the applicable term sheet contained in the Term Sheets for Operating Agreements attached as Exhibit E, and on such other terms and conditions as are reasonably acceptable to the parties in the case of the following:

(iii) Intellectual Property License Agreement;

(iv) Trademark License Agreement;

(v) Building Lease Agreement;

(vi) General Service Supply Agreement:

(vii) IT & FA Service Agreement;

(viii) Land Lease and Easement Agreement;

(ix) R&D Equipment Utilization Agreement;

(x) Joint Purchasing Agreement;

(xi) Overseas Sales Service Agreement; and

(xii) Service Agreement on General Administration and Industry Security;

and in form and substance reasonably satisfactory to Seller in the case of the following:

(xiii) LSPA; and

(xiv) Partition Agreement.

(d) Opinion of Purchaser’s Counsel. Seller shall have received a legal opinion addressed to Seller and dated the Closing Date from Kim & Chang, in customary form, and addressing such topics as are customary, for an asset sale and purchase transaction of a similar nature and type as the Transaction.

(e) Warrant Agreement; Securityholders Agreement. The issuer under the Warrant Agreement (the “Warrant Issuer”) shall have duly executed and delivered the Warrant Agreement substantially in the form attached as Exhibit B and the Securityholders Agreement substantially on the terms and conditions set forth on the term sheet attached hereto as Exhibit I and on such other terms and conditions as are reasonably acceptable to the parties.

(f) Consents. Seller shall have received (i) any and all approvals and consents from all third parties, necessary or required to complete the Transaction, other than as set forth in clause (ii) and other than from Authorities which are dealt with in Section 5.1(a) and (ii) any and all consents under those Acquired Contracts or any Contract that would be an Acquired Contract but for Section 1.4, including those set forth on Schedule 5.2(b) but excluding any Contract on Schedule 1.1(c)(ii), the absence of which consent, with or without the giving of notice or the lapse of time or both, could reasonably be expected to have a material adverse effect on Seller (and, in each case, such approvals and consents shall not have expired or been withdrawn as of the Closing Date).

(g) Aggregate Accrued Severance Payments. Seller’s reasonable good faith estimate of the Aggregate Accrued Severance Payment as notified to Purchaser pursuant to Section 4.11(d) shall not exceed KRW 15 billion; provided, however, that Purchaser may elect, in its sole discretion, to agree to fund the amount of the Excess Severance within seven days after

Seller’s payment of the Actual Severance Payment, in which case this condition shall be deemed to have been waived by Seller, provided that Purchaser shall notify Seller of its intention to fund such amount in writing within three Business Days after Purchaser’s receipt of Seller’s notice electing not to pay the Excess Severance.

5.4. Termination. (a) Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the Transaction abandoned at any time prior to Closing:

(i) by mutual written consent of Seller and Purchaser;

(ii) by Seller at any time if there has been a breach of any representation, warranty, covenant or agreement in this Agreement made by Purchaser such that Section 5.3(a) would not be satisfied, and such breach continues uncured for thirty (30) days after written notice thereof by Seller;

(iii) by Purchaser at any time if there has been a breach of any representation, warranty, covenant or agreement in this Agreement made by Seller such that Section 5.2(a) would not be satisfied, and such breach continues uncured for thirty (30) days after written notice thereof by Purchaser;

(iv) by any party hereto, if there shall exist any statute, rule, regulation or order of any court or Authority which permanently (without right of appeal or reconsideration) restrains or prohibits the Transaction; or

(v) by any party hereto, if the Closing does not occur on or prior to September 30, 2004 (provided that the terminating party shall not be in material breach of this Agreement).

(b) If this Agreement is terminated and the Transaction is abandoned as described in this Section 5.4, this Agreement shall become void and of no further force and effect, except for the provisions of Section 4.8 relating to publicity, Section 4.15 relating to confidentiality, the last sentence of Section 6.1 relating to certain expenses, the last sentences of each of Section 2.25 and Section 3.5 relating to brokerage, Section 7.6 relating to governing law and Section 7.7 relating to jurisdiction. In the event of termination of this Agreement under this Section 5.4, there shall be no liability or obligation thereafter on the part of Seller or Purchaser except for fraud or willful breach of this Agreement.

5.5. Liquidated Damages. In the event that (i) the conditions set forth in Sections 5.1, 5.2 and 5.3 are satisfied or waived and the Closing does not occur on or before September 30, 2004 because Seller fails to perform its obligations under Section 1.7 or (ii) the conditions set forth in Sections 5.1, 5.2 and 5.3 are satisfied or waived other than the condition set forth in Section 5.2(a) and the Closing does not occur on or before September 30, 2004 because of the failure of the condition set forth in Section 5.2(a) to be satisfied or waived, Seller agrees to pay Five Million United States Dollars (US$5,000,000) to Purchaser as liquidated damages. In the event that (i) the conditions set forth in Sections 5.1, 5.2 and 5.3 are satisfied or waived and the

Closing does not occur on or before September 30, 2004 because Purchaser fails to perform its obligations under Section 1.7 or (ii) the conditions set forth in Sections 5.1, 5.2 and 5.3 are satisfied or waived other than the condition set forth in Section 5.3(a) and the Closing does not occur on or before September 30, 2004 because of the failure of the condition set forth in Section 5.3(a) to be satisfied or waived, Purchaser agrees to pay Five Million United States Dollars (US$5,000,000) to Seller as liquidated damages. Each party acknowledges and agrees that the foregoing liquidated damages shall be such party’s sole recourse in the circumstances described in this Section 5.5, that such liquidated damages constitute an adequate remedy under such circumstances and that such party shall not be entitled to any other damages or equitable relief (including specific performance) and hereby waives any such rights it may otherwise have in respect thereof.

ARTICLE VI

CERTAIN ADDITIONAL COVENANTS

6.1. Certain Taxes and Expenses. Except as set forth in Section 6.5, all foreign and domestic sales, use, value added (“VAT”), transfer, real property transfer, documentary, stamp, recording, acquisition and other similar taxes, including any interest, penalties and additions thereon (collectively, the “Transfer Taxes”), arising from and with respect to the sale and purchase of the Acquired Assets shall be borne or reimbursed, as the case may be, by Purchaser. Seller shall make due and timely payment of the Transfer Tax to the applicable Tax Authority on behalf of Purchaser (as applicable). Seller shall on the Closing Date issue an invoice (the “Closing Transfer Tax Invoice”) to Purchaser stating the amount of VAT payable by Purchaser (“VAT Payable”) and Purchaser shall pay such invoiced amount to Seller, to the extent Purchaser receives a refund of such amount from the applicable Tax Authorities, in immediately available funds within two days of the date on which Purchaser receives such refund of VAT. In the event that the Purchase Price is adjusted upward or downward after the Closing Date such that there is an increase (“VAT Increase”) or decrease (“VAT Decrease”) in the amount of VAT Payable under applicable Law from the amount stated in the Closing Transfer Tax Invoice (the amount of any such VAT Increase or VAT Decrease being referred to herein as a “Post-Closing VAT Adjustment”), Seller shall promptly (a) use its commercially reasonable efforts to obtain a refund from the applicable Tax Authorities in the amount of any VAT Decrease and (b) make due and timely payment to the applicable Tax Authorities of any VAT Increase. Promptly after any VAT Decrease, Seller shall issue an invoice (a “Post-Closing Transfer Tax Invoice”) to Purchaser stating the amount of the VAT Decrease and Seller shall pay the amount of such VAT Decrease to Purchaser, in immediately available funds within two days of the date on which Seller receives the refund of VAT for such VAT Decrease from the applicable Tax Authorities. Promptly after any VAT Increase, Seller shall issue a Post-Closing Transfer Tax Invoice to Purchaser stating the amount of the VAT Increase and Purchaser shall pay the amount of such Post-Closing Transfer Tax Invoice to Seller, to the extent Purchaser receives a refund of such VAT Increase amount from the applicable Tax Authorities, in immediately available funds within two days of the date on which Purchaser receives the refund of VAT for such invoiced amount from the applicable Tax Authorities. For the purpose of obtaining any refund of VAT,

Purchaser or Seller (as applicable) shall file the necessary returns with the relevant Tax Authorities in a manner consistent with applicable rules and regulations as soon as practicable following receipt of the Closing or Post-Closing Transfer Tax Invoice from Seller or the occurrence of a Post-Closing VAT Adjustment. To the extent permitted by applicable Law, Seller and Purchaser shall cooperate and use their respective reasonable best efforts to minimize all Transfer Taxes. Whether or not the Transaction is consummated, except as otherwise provided in this Agreement, Seller and Purchaser each shall bear their respective accounting, legal and other expenses incurred in connection with the Transaction, including with respect to Section 1.6.

6.2. Maintenance of Books and Records. Seller and Purchaser shall cooperate fully with each other after the Closing so that (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege) each party has access to the business records, contracts and other information existing at the Closing Date and relating to the Acquired Assets or the conduct of the Business (whether in the possession of Seller or Purchaser) in connection with any Tax determination, defense of any claim relating to the conduct of the Business prior to the Closing or any governmental investigation of the Business. No files, books or records existing at the Closing Date and primarily relating in any manner to the Acquired Assets or the conduct of the Business shall be destroyed by any party for a period of six years after the Closing Date without giving the other party at least 30 days prior written notice, during which time such other party shall have the right (subject to the provisions hereof) to examine and to remove, to the extent not prohibited by operation of Applicable Laws to make and retain a copy of, any such files, books and records prior to their destruction. The access to files, books and records contemplated by this Section 6.2 shall be during normal business hours and upon not less than five Business Days’ prior written request, shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein, and shall not extend to material subject to a claim of privilege unless expressly waived by the party entitled to claim the same.

6.3. Indemnification. Seller and Purchaser agree as follows:

(a) General Indemnification Obligations.

(i) Except as set forth in Section 4.19(b), Seller shall indemnify Purchaser and its directors, officers, and other Affiliates (the “Purchaser Indemnified Parties”), and hold the Purchaser Indemnified Parties harmless from and against, any and all Damages arising out of, resulting from or relating to (A) any misrepresentation or breach of any representation or warranty made by Seller in this Agreement or in any schedule, statement, document or certificate furnished or required to be furnished to Purchaser by or on behalf of Seller or its Subsidiaries pursuant thereto; (B) breach of any covenant or agreement made by Seller in this Agreement or in any schedule, statement, document or certificate furnished or required to be furnished to Purchaser by or on behalf of Seller or its Subsidiaries pursuant thereto; (C) the Excluded Liabilities; or (D) any claim or cause of action from any shareholder or creditor of Seller brought in their capacity as such against any Purchaser Indemnified Party in connection with the Transaction.

(ii) Except as set forth in Section 4.19(b), Purchaser shall indemnify Seller and its directors, officers and other Affiliates (the “Seller Indemnified Parties”) and hold the Seller Indemnified Parties harmless from and against, any and all Damages arising out of, resulting from or relating to (A) any misrepresentation or breach of any representation or warranty made by Purchaser in this Agreement or in any schedule, statement, document or certificate furnished or required to be furnished to Seller by or on behalf of Purchaser or its Subsidiaries pursuant thereto (other than the Warrant Agreement); (B) breach of any covenant or agreement made by Purchaser in this Agreement or in any schedule, statement, document or certificate furnished or required to be furnished to Seller by or on behalf of Purchaser or its Subsidiaries pursuant thereto (other than the Warrant Agreement); or (C) the Assumed Liabilities.

(iii) For purposes of this Agreement, “Damages” shall mean any and all losses, liabilities, obligations, damages (including any governmental penalty or costs of investigation, clean-up and remediation), deficiencies, royalties, interest, costs and expenses and any claims, actions, demands, causes of action, judgments, costs and expenses (including reasonable attorneys’ fees and all other expenses reasonably incurred in investigating, preparing or defending any litigation or proceeding, commenced or threatened incident to the successful enforcement of this Agreement).

(b) General Indemnification Procedures.

(i) A party seeking indemnification pursuant to this Section 6.3 (an “Indemnified Party”) shall give prompt notice to the party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, the incurrence of any Damages, or the commencement of any action, suit or proceeding, of which it has knowledge and in respect of which indemnity may be sought hereunder, and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such required notice shall relieve the Indemnifying Party of any liability hereunder only to the extent that the Indemnifying Party has suffered actual prejudice thereby. The Indemnifying Party shall have the right, exercisable by written notice to the Indemnified Party within twenty (20) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any claim or action, suit or proceeding by a third party in respect of which indemnity may be sought hereunder (a “Third Party Claim”), to assume the defense of such Third Party Claim, provided that (A) the defense of such Third Party Claim by the Indemnifying Party will not, in the reasonable judgment of the Indemnified Party, have any continuing material adverse effect on the Indemnified Party’s business and (B) the Indemnifying Party shall keep the Indemnified Party reasonably informed of the progress of such Third Party Claim (the conditions set forth in clauses (A) and (B) are collectively referred to as the “Litigation Conditions”); and provided further that in the event that the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnifying Party agrees that, regardless whether it is otherwise required to indemnify the Indemnified Party hereunder with respect to such Third Party Claim, it will be responsible for the costs and fees of its attorneys and related litigation expenses incurred by it in the prosecution of the defense of such Third Party Claim (but not any other Damages arising out of, resulting from or relating to such Third Party Claim, the responsibility for which shall be governed exclusively by Section 6.3(a)). The Indemnifying Party assuming the defense of such Third Party Claim will use its commercially reasonable efforts, determined in accordance with its reasonable discretion, to vigorously defend such Third Party Claim.

(ii) Within 10 Business Days after the Indemnifying Party has given notice to the Indemnified Party of its intended exercise of its right to defend a Third Party Claim, the Indemnified Party shall give notice to the Indemnifying Party of any objection thereto based upon the Litigation Conditions. If the Indemnified Party so objects, the Indemnified Party shall continue to defend the Third Party Claim until such time as such objection is withdrawn. If no such notice is given, or if any such objection is withdrawn, the Indemnifying Party shall be entitled to assume and conduct such defense, with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party, until such time as the Indemnified Party shall give notice that any of the Litigation Conditions, in its reasonable judgment, are no longer satisfied.

(iii) The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any Third Party Claim which the other party is defending as provided in this Agreement. Notwithstanding the foregoing, an Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party’s expense if the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is reasonably likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable expenses of such counsel shall be at the expense of the Indemnifying Party).

(iv) The Indemnifying Party, if it shall have assumed the defense of any Third Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) and the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any compromise or settlement which commits the Indemnified Party to take, or to forbear to take, any action; provided, however, that the Indemnifying Party shall have the right to settle a Third Party Claim to the extent that the settlement solely involves the payment of monetary damages, provides for the unconditional release of the Indemnified Party and poses no reasonable danger of establishing a precedent that may be adverse to the Indemnified Party’s interests. The Indemnified Party shall have the sole and exclusive right to settle any Third Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third Party Claim involves equitable or other non-monetary relief, and shall have the right to settle any Third Party Claim involving monetary damages with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(v) Whether or not the Indemnifying Party chooses to defend or prosecute any claim involving a third Person, the other party hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

(vi) Amounts paid in respect of indemnification obligations of the parties shall be treated as an adjustment to the Purchase Price.

(vii) No action or claim for Damages arising out of or resulting from a breach of representations and warranties, a breach of the covenants and agreements contained in Section 4.1 or the indemnification provided for in Section 6.3(a)(i)(D) shall be brought or made after the expiration of the period set forth in Section 7.1; provided, however, that the foregoing time limitations shall not apply to any such claims which have been the subject of a written notice from Purchaser to Seller or from Seller to Purchaser, as the case may be, prior to the end of such period, which notice specifies in reasonable detail the nature and basis for such claim. No Indemnified Party shall be entitled to indemnification for Damages incurred as a result of any breach of representations or warranties in this Agreement (provided that the limitation contained in clause (B) shall not apply to breaches of Section 2.1 or 2.2) unless (A) the amount of Damages incurred by the Purchaser Indemnified Parties or Seller Indemnified Parties, as the case may be, for any individual claim or group of related claims, thereunder, exceeds KRW 250,000,000 (a “Permitted Claim”) and (B) the aggregate amount of Damages incurred by the Purchaser Indemnified Parties or Seller Indemnified Parties, as the case may be, with respect to Permitted Claims exceeds in the aggregate KRW 8 billion (the “Deductible Amount”), in which case the applicable Indemnifying Party shall then be liable for the amount that exceeds the Deductible Amount; provided, however, that (Y) at such time as the Damages of Purchaser Indemnified Parties with respect to breaches of representations and warranties (other than the representations and warranties set forth in Sections 2.1, 2.2, 2.10(c) and 2.28) and with respect to the indemnification set forth in Section 6.3(a)(i)(D) first exceeds KRW 80 billion, Seller shall have no further indemnification obligations with respect to breaches of representations and warranties (other than the representations and warranties set forth in Sections 2.1, 2.2, 2.10(c) and 2.28) and with respect to the indemnification set forth in Section 6.3(a)(i)(D) and (Z) at such time as the Damages of Seller Indemnified Parties with respect to breaches of representations and warranties (other than the representations and warranties set forth in Sections 3.1 and 3.2) first exceeds KRW 80 billion, Purchaser shall have no further indemnification obligations with respect thereto. For purposes of calculating the amount of Damages incurred by the Indemnified Party arising out of or resulting from any breach of a representation or warranty by Seller or Purchaser, the references to a “Material Adverse Effect” or materiality (or other correlative terms, including as expressed in accounting concepts such as “US GAAP”) shall be disregarded. The parties acknowledge that any limitation or condition of liability contained in this Section 6.3(b)(vii) is not applicable to breaches of covenants or agreements in this Agreement and the Excluded Liabilities, except to the extent specifically provided herein.

(viii) No right to indemnification under this Section 6.3 shall be limited by reason of any investigation or audit conducted before or after the Closing of any party hereto or the knowledge of such party of any breach of any representation, warranty, agreement or covenant by the other party at any time, or the decision by such party to complete the Closing. Notwithstanding anything to the contrary herein, Purchaser shall have the right, irrespective of any knowledge of or investigation by Purchaser, to rely fully on the representations, warranties and covenants of Seller contained herein.

(ix) The amount of any Damages for which indemnification is provided under this Section 6.3 shall be net of (A) any amounts recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party, (B) an amount equal to the Tax benefit (net of any Tax detriment), if any, attributable to such Damages if and when actually realized and (C) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Damages, net of any increase in premiums or retroactive premium adjustment attributable to such recovery of insurance proceeds.

(x) In the event the existence of a circumstance shall give rise to a breach of more than one representation, warranty, covenant or agreement, any liability of an Indemnifying Party for indemnification under this Section 6.3 shall be determined without duplication of recovery.

(xi) The indemnity provided in this Section 6.3 shall be the sole and exclusive remedy of the parties with respect to any and all claims for monetary Damages sustained or incurred arising out of this Agreement and the Transaction with respect to the other party hereto, except for claims for fraud or willful breach of the Agreement; provided that the foregoing shall not limit the right of either party to obtain specific performance or injunctive relief.

6.4. Non-Compete; Non-Solicitation; Non-Interference. (a) Seller understands that Purchaser shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 6.4 and, therefore, for a period of three years from the Closing, Seller shall not, and shall cause each of its Subsidiaries not to, engage, directly or indirectly, in any area of the world, in the (i) except as permitted by the second succeeding sentence, design, manufacture, distribution, sale or marketing of any Solution Products or their derivatives or (ii) management, ownership, operation or control of any business, venture or activity which engages in the foregoing. Seller will not attempt to circumvent any of the foregoing by means of licensing or sublicensing technology but will not be prevented from entering into cross license agreements or other arrangements with producers of products similar to those produced by Seller or its Subsidiaries for the purpose of protecting Seller’s or its Subsidiaries’ own ability to manufacture products. In addition, for a period of two years after the Closing, neither Seller nor any of its Subsidiaries will engage, directly or indirectly, in any area of the world, in (i) foundry or semiconductor manufacturing services for Solution Products, Specialty Products or their derivatives or (ii) the management, ownership, operation or control of any business, venture or activity which engages in the foregoing. Seller will not attempt to circumvent any of the foregoing by means of licensing or sublicensing technology but will not be prevented from entering into cross license agreements or other arrangements with producers of products similar to those produced by Seller or its Subsidiaries for the purpose of protecting Seller’s and its Subsidiaries’ own ability to manufacture products. Notwithstanding the foregoing, beneficial or record ownership of up to five percent of the outstanding stock of any publicly traded company shall not be deemed a breach of the foregoing restrictions.

(b) Purchaser understands that Seller shall be entitled to protect and preserve the going concern value of its Memory Products business to the extent permitted by Law and that Seller would not have entered into this Agreement absent the provisions of this Section 6.4 and, therefore, for a period of three years from the Closing, Purchaser shall not, and shall cause each of its Subsidiaries not to, engage, directly or indirectly, in any area of the world, in the (i) except as permitted by the second succeeding sentence, design, manufacture, distribution, sale or marketing of any Memory Product other than ICs for memory modules including buffer ICs, or (ii) management, ownership, operation or control of any business, venture or activity which engages in the foregoing. Purchaser will not attempt to circumvent any of the foregoing by means of licensing or sublicensing technology but will not be prevented from entering into cross license agreements or other arrangements with existing producers of products similar to those produced by Purchaser or its Subsidiaries for the purpose of protecting Purchaser’s or its Subsidiaries’ own ability to manufacture products. In addition, for a period of two years after the Closing, neither Purchaser nor any of its Subsidiaries will engage, directly or indirectly, in any area of the world, in (i) foundry or semiconductor manufacturing services for Memory Products except Solution Products, Specialty Products, high speed static random access memory (“RAM”) for cache, contents addressable memory (“CAM”) or ICs for memory modules including buffer ICs, or (ii) the management, ownership, operation or control of any business, venture or activity which engages in the foregoing; provided, however, that in no event shall any foundry services provided by Purchaser to Seller be regarded as a breach of the non-competition provision hereunder. Purchaser will not attempt to circumvent any of the foregoing by means of licensing or sublicensing technology but will not be prevented from entering into cross license agreements or other arrangements with existing producers of products similar to those produced by Purchaser or its Subsidiaries for the purpose of protecting Purchaser’s or its Subsidiaries’ own ability to manufacture products. Nothing in this Section 6.4(b) shall prevent Purchaser from producing standalone Memory Products for the purpose of maturing new developed technology to ramp up the yield and stabilize the production of such new developed technology necessary for the Business as part of technology development. “Memory Products” shall mean memory semiconductors capable of storing data consisting of dynamic RAM (“DRAM”), ferroelectric RAM, static RAM (including pseudo static RAM, slow static RAM and fast static RAM) except for high speed static RAM for cache or CAM, flash memory, memory-linked DRAM, phase change DRAM, magnetoresistive RAM, ICs for memory modules including buffer ICs and any derivatives of any of the foregoing. Notwithstanding the foregoing, beneficial or record ownership of up to five percent of the outstanding stock of any publicly traded company shall not be deemed a breach of the foregoing restrictions.

(c) During the three-year period from and after the date of Closing, Seller and Purchaser shall not, and shall cause Seller’s Subsidiaries, Purchaser’s Subsidiaries or Warrant Issuer and Warrant Issuer’s Subsidiaries, as the case may be, not to, (i) induce or attempt to induce any employee of the other party to leave the employ of the other party, provided that this restriction shall not apply to general advertisements for employment, discussions resulting from the services of an employment agency in connection with a nondirected solicitation or discussions initiated by any employee of the other party who was not solicited in violation of the terms of this restriction (the “Non-Solicit Exceptions”), (ii) hire any person who was an employee of the other party or any of its Affiliates at Closing or who was an employee of the other party or any of its Affiliates at any point in the 12 months preceding the Closing within one year of the last day such person was an employee of Seller or Purchaser, as the case may be, or their respective Affiliates, except in the event that such employment is the result of actions contemplated by the Non-Solicit Exceptions, or (iii) induce or attempt to induce any customer, supplier, licensee or other business relation of the other party to cease doing business with the other party or in any way interfere with the relationship between any such customer, supplier, licensee or business relation (including making defamatory statements or communications about the other party); provided that the foregoing restrictions shall not apply to Purchaser or its Affiliates with respect to the employment offer extended by Purchaser to the Employees set forth on Schedule 2.16(c) pursuant to Section 4.11(b) of this Agreement.

(d) The parties agree that to the extent any provision or portion of this Section 6.4 shall be held, found or deemed to be unlawful or unenforceable by a court of competent jurisdiction, then any such provision or portion thereof shall be deemed to be modified to the extent necessary in order that any such provision or portion thereof shall be legally enforceable to the fullest extent permitted by applicable Law; and the parties do further agree that any court of competent jurisdiction shall, and the parties hereto do hereby expressly authorize, require and empower any court of competent jurisdiction to, enforce any such provision or portion thereof in order that any such provision or portion thereof shall be enforced to the fullest extent permitted by applicable Law.

(e) As the violation by either party, Seller’s Subsidiaries, Purchaser’s Subsidiaries, Warrant Issuer or Warrant Issuer’s Subsidiaries, as the case may be, of the provisions of this Section 6.4 would cause irreparable injury to the other party, and there is no adequate remedy at law for such violation, the injured party shall, notwithstanding anything to the contrary herein, have the right in addition to any and all other remedies available, at law or in equity, to seek to enjoin the other party or such other party’s Subsidiaries or Warrant Issuer or Warrant Issuer’s Subsidiaries, as the case may be, in a court of equity from violating such provisions. Each party, on behalf of itself and its Subsidiaries or Warrant Issuer and Warrant Issuer’s Subsidiaries, as the case may be, hereby waive any and all defenses it may have on the ground of damages as an adequate remedy at law. The existence of this right shall not preclude any other rights and remedies at law or in equity which the parties may have. The prevailing party in any enforcement action or court proceeding under this Section 6.4 shall be entitled to the extent permitted by Law to reimbursement from the other party for all of the prevailing party’s reasonable costs, expenses and attorneys’ fees.

6.5. Registration of Purchaser’s Lease Rights.

(a) Seller shall provide that (i) Purchaser’s lease rights (the “Lease Rights”) with respect to the site occupied by the C1, C2 and R buildings and the surrounding land that is necessary for Purchaser’s use of the C1, C2 and R buildings (the “Lease Rights Site”), and Purchaser’s easement right (the “Easement Rights I”) with respect to the access road and the parking lot located on the Land (the “Easement Site I”) granted by Seller to Purchaser under the land lease and easement agreement (the “Land Lease and Easement Agreement”), which are portions of the Land, shall have first priority over other Liens on the Land, including the Lease Rights Site and the Easement Site I, except for statutory Liens that may have priority over the Lease Rights and the Easement Rights I, provided, that Seller shall not be in default of any payment obligations, the failure of which may grant a Tax Authority, Seller’s employees or any other Person statutory Liens having priority over the Lease Rights or the Easement Rights I, (ii) two parcels of land respectively located at 105-27, Oibuk-dong, Heungduk-gu, Cheongju City, Chung Cheong Buk-do, Korea and 1, Hyangjeong-dong, Heungduk-gu, Cheongju City, Chung Cheong Buk-do, Korea (the “Parcels”) shall be partitioned into the land, which shall include the Lease Rights Site and the Easement Site I (the “Land”), and land other than the Land (the “Remaining Land”) in accordance with the survey result to be conducted in accordance with Section 6.5(b) below and (iii) all existing Liens on the Land that would have higher priority over the Lease Rights and the Easement Rights I shall be cancelled or released and reregistered subsequent to the registration of the Lease Rights and the Easement Rights I by taking the steps set forth in this Section 6.5. Seller’s failure to perform its obligations under this Section 6.5 due to the imposition by Purchaser’s lenders in connection with the Term Debt of any Lien senior to the Lease Rights and the Easement Rights I shall in no event constitute a breach by Seller thereof.

(b) Seller and Purchaser shall request the Korea Cadastral Survey Corporation or other qualified cadastral company to conduct a survey of the Land, the Lease Rights Site and the Easement Site to determine the boundary and the size of the Land, the Lease Rights Site and the Easement Site, which shall be completed prior to the execution of the agreements identified in Section 6.5 (c) herein below.

(c) After satisfaction of the requirements in Section 6.5(b) above but by the Closing, based upon the result of survey of the Land, the Lease Rights Site and the Easement Site, Seller and Purchaser shall enter into: (i) the Land Lease and Easement Agreement with respect to the Lease Rights Site and the Easement Site, substantially on the terms and conditions set forth in the relevant term sheet attached hereto as an Exhibit, whereby (A) Seller shall lease the Lease Rights Site to Purchaser and Purchaser shall lease the Lease Rights Site from Seller, and (B) Seller shall grant Purchaser the Easement Rights I to use the Easement Site I and easement rights (the “Easement Rights II” and, together with the Easement Right I, the “Easement Rights”) with respect to the access road and the parking lot located outside of the

Land (the “Easement Site II” and, together with Easement Site I, the “Easement Site”), and Purchaser shall obtain from Seller the Easement Right to use the Easement Site; (ii) a land sale and purchase agreement (“LSPA”) in form and substance mutually agreeable to Seller and Purchaser whereby Seller shall sell and transfer certain proportional ownership to the Parcels (which proportional ownership shall be calculated by dividing the area of the Land by the area of the Parcels) to Purchaser prior to the partition of the Parcels, and Purchaser shall sell and transfer to Seller the ownership to the Land after the partition of the Parcels has been completed in accordance with the Partition Agreement and the procedures described in Sections 6.5(e), (f) and (g) below; and (iii) an agreement for the partition of the Parcels (“Partition Agreement”) in form and substance mutually agreeable to Seller and Purchaser whereby Seller and Purchaser shall agree that the Parcels shall be partitioned into the Land and the Remaining Land and Purchaser shall solely own the Land and Seller shall solely own the Remaining Land.

(d) On the Closing Date, Seller shall transfer title to certain proportional ownership to the Parcels to Purchaser pursuant to the LSPA.

(e) On the Business Day immediately following the Closing Date, Purchaser shall institute legal proceedings (the “Proceedings”) against Seller with a competent court seeking the partition of the Parcels as described in the Partition Agreement based thereon. With respect to the Proceedings, (i) Purchaser shall retain as its legal counsel the attorney of its own choosing, (ii) any and all filings in connection with the Proceedings shall be mutually agreed to by the parties and Seller and Purchaser shall cooperate to achieve the result contemplated by this Section 6.5 and (iii) Seller agrees not to contest the Proceedings.

(f) Upon such court rendering its judgment in favor of a partition of the Parcels, Seller shall waive its right to appeal such judgment and Purchaser shall commence the procedures for the partition of the Parcels (including filing an application with the Korea Cadastral Survey Corporation requesting a survey of the Parcels to determine the boundary of the Land, to the extent required and necessary, and file an application with the pertinent Authority requesting a partition of the Parcels based on such court judgment and results of the survey by the Korea Cadastral Survey Corporation).

(g) Upon the completion of the procedures for the partition of the Parcels as described in Section 6.5(a) through (f) above, Seller and Purchaser shall file applications to the competent real property registry office to register (i) the partition of the Parcels, after which Seller shall be registered as the sole owner of the Remaining Land and Purchaser shall be registered as the sole owner of the Land and (ii) the cancellation or release of all existing Liens registered in the real property registry of the Land.

(h) Upon the parties’ satisfaction of the steps in Section 6.5(g) above, Purchaser shall transfer title to the Land to Seller pursuant to the LSPA and then Seller shall grant the Lease Rights and the Easement Rights (the Easement Rights I shall have first priority as provided in Section 6.5(a) and the Easement Rights II shall be subject to Liens existing prior to the registration thereof) to Purchaser pursuant to the Land Lease and Easement Agreement and shall, if requested by Purchaser, provide the Land as collateral for Purchaser’s obligations under the Financing. In connection with the granting of the Lease Rights and the Easement Rights, Purchaser, with the cooperation of Seller, shall register the Lease Rights and the Easement Rights with the relevant real property registry office.

(i) Seller hereby acknowledges and agrees that, after the completion of the steps set forth in Sections (a) through (h) above, it shall not establish any Lien on the Lease Rights Site and the Easement Site I.

(j) All Taxes imposed on Seller or Purchaser with respect to the procedures set forth in this Section 6.5, except for Taxes related to the Land Lease and Easement Agreement and registration of the Lease Rights and the Easement Rights, shall be borne by Seller and all Taxes related to the Land Lease and Easement Agreement and registration of the Lease Rights and the Easement Rights shall be borne by Purchaser. All other costs and expenses (including reasonable attorney’s costs) related to the procedures set forth in this Section 6.5, except for the costs and expenses related to the Land Lease and Easement Agreement and the registration of the Lease Rights and the Easement Rights, shall be equally borne by Seller and Purchaser, all other costs and expenses related to the Land Lease and Easement Agreement shall be borne by the party incurring such costs and expenses, and all other costs and expenses related to the registration of the Lease Rights and the Easement Rights shall be borne by Purchaser. Each of Seller and Purchaser shall use reasonable efforts and Seller and Purchaser shall cooperate to minimize the Tax, costs and expenses related to the procedures set forth in this Section 6.5.

ARTICLE VII

MISCELLANEOUS

7.1. Nature and Survival of Covenants and Representations. With respect to the covenants, agreements, representations and warranties of the parties hereto in this Agreement or in any Schedule or Exhibit hereto or any certificate or other document delivered pursuant to this Agreement: (a) the covenants and agreements (including in respect of Excluded Liabilities and Assumed Liabilities) shall survive the Closing indefinitely, except for Sections 4.1 and 6.3(a)(i)(D) which shall survive until the date that is eighteen (18) months after the Closing Date and (b) the representations and warranties shall survive until the date that is eighteen (18) months after the Closing Date, except that (i) the representations and warranties of Seller set forth in Sections 2.1, 2.2 and 2.28 and of Purchaser set forth in Sections 3.1 and 3.2 shall survive indefinitely; (ii) the representations and warranties of Seller set forth in Section 2.8 shall survive until the date that is sixty (60) months after the Closing Date and (iii) the representations and warranties of Seller set forth in Sections 2.12 and 2.17 shall survive until the date sixty (60) days after expiration of the statute of limitations applicable to such matters after the Closing Date.

7.2. No Right to Setoff. Neither party, nor their respective Subsidiaries, shall be entitled to offset any amounts owed to it or its Subsidiaries by the other or the other’s Subsidiaries pursuant to this Agreement or any of the Transaction Documents against amounts it or its Subsidiaries otherwise owe to the other or the other’s Subsidiaries pursuant to this Agreement and the Transaction Documents.

7.3. Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed duly given only upon delivery to the party personally (including by reputable overnight courier service), when telecopied (with confirmation of transmission having been received) during normal business hours or three days after being mailed by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below (or at such other address for a party as shall be specified by such party by like notice):

If to Purchaser:

System Semiconductor Ltd.

Hyangjeong-dong

Heungduk-gu

Cheongju City

Chung Cheong Bok-do

Korea

Fax: +82-43-270-2134

Attention: Dr. Youm Huh

with a copy to:

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

USA

Fax: (215) 994-2222

Attention: Geraldine A. Sinatra, Esq.

Dechert LLP

30 Rockefeller Plaza

New York, NY 10112

USA

Fax: (212) 698-3599

Attention: Sang H. Park, Esq.

and

Kim & Chang

North Gate Building

66 Juksun-Dong

Chongro-Ku, Seoul

Korea 110-052

Fax: +82-2-3703-1029

Attention: Y.J. Ro, Esq.

If to Seller:

Hynix Semiconductor Inc.

Hynix Youngdong Bldg 891

Daechi-dong

Kangnam-gu, Seoul 135-738

Korea

Fax: +82 2 3459 3647

Attention: Mr. O.C. Kwon

with a copy to:

Bae, Kim & Lee

647-15 Yoksam-dong

Kangnam-gu, Seoul 135-723

Korea

Fax: +82 2 3404 0803

Attention: Gun-Chul Do, Esq.

and

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067

USA

Fax: (310) 712-8800

Attention: Alison S. Ressler, Esq.

7.4. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement, including by operation of law or otherwise, except (i) with the written consent of the other party hereto, (ii) by Purchaser to one or more direct or indirect Subsidiaries of the Warrant Issuer, which assignment shall not relieve Purchaser of any of its obligations hereunder or (iii) by Purchaser as collateral security to any entity providing financing of indebtedness for borrowed money to Warrant Issuer or any of its Subsidiaries.

7.5. Exhibits and Schedules. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

7.6. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Republic of Korea without giving effect to the rules of conflict of Laws of the Republic of Korea that would require application of any other Law.

7.7. Consent to Jurisdiction. Seller and Purchaser shall consent to and submit to the non-exclusive jurisdiction of the Seoul Central District Court located in the Republic of Korea in connection with any action, suit or proceeding arising out of or relating to this Agreement, and Seller and Purchaser shall irrevocably waive, to the fullest extent permitted by Law, any objection which it may have to the laying of the venue of any such proceeding brought in such court and any claim that any such proceeding brought in such court has been brought in an inconvenient forum.

7.8. Severability. The parties agree that (a) the provisions of this Agreement shall be severable in the event that any provision hereof is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, (b) such invalid, void or otherwise unenforceable provision shall be automatically replaced by another provision which is as similar as possible in terms to such invalid, void or otherwise unenforceable provision but which is valid and enforceable and (c) the remaining provisions shall remain enforceable to the fullest extent permitted by Law.

7.9. No Third Party Beneficiaries. Nothing herein expressed or implied is intended or should be construed to confer upon or give to any Person other than the parties hereto (and the Seller Indemnified Parties and Purchaser Indemnified Parties referred to in Section 6.3) and their successors and assigns any rights or remedies under or by reason of this Agreement.

7.10. Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto and the other Transaction Documents, constitutes the entire understanding of the parties with respect to the subject matter hereof, supersedes any prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof, and is not intended to confer upon any Person other than the parties hereto (and the Seller Indemnified Parties and Purchaser Indemnified Parties) any benefit, right or remedy.

7.11. Amendment and Waiver. The parties may, by mutual agreement, amend this Agreement in any respect, and any party, as to such party, may (i) extend the time for the performance of any of the obligations of the other party; (ii) waive any inaccuracies or omissions in representations and warranties by the other party; (iii) waive compliance by the other party with any of the covenants or agreements contained herein and performance of any obligations by the other party; and (iv) waive the fulfillment of any condition that is precedent to the performance by such party of any of its obligations under this Agreement. To be effective, any such amendment or waiver must be in writing and be signed by the party providing such waiver or extension, as the case may be. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which any party may otherwise have at law or in equity. The waiver by any party hereto of any breach by the other party of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by the other party, whether or not similar.

7.12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

7.13. Headings. The headings preceding the text of the sections and subsections hereof are inserted solely for convenience of reference, and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

7.14. Construction; Certain Defined Terms. Purchaser and Seller have participated jointly in the negotiation and drafting of this Agreement and the Transaction Documents. In the event any ambiguity or question of intent or interpretation arises, this Agreement and the Transaction Documents shall be construed as if drafted jointly by Purchaser and Seller, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any foreign or domestic statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Words in the singular shall held to include the plural and vice versa. The word “including” in this Agreement shall mean “including without limitation.” Section references refer to sections in this Agreement unless otherwise specified. As used herein, the terms below have the following definitions:

(a) “Affiliate” of any Person means any other Person, directly or indirectly controlling, controlled by or under common control with such Person.

(b) “Authority” means any federal, state, local, provincial or foreign governmental or regulatory entity (or any department, agency, authority or political subdivision thereof or any court or arbitrator).

(c) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Seoul are authorized or obligated by Law or executive order to close.

(d) “Contract” means any written, oral or other agreement, contract or, instrument.

(e) “Employees” shall mean, all individuals with whom Seller or any of its Subsidiaries maintain on the specified date, an employer-employee relationship and whose primary responsibilities relate to the Business or who has been designated to become an employee of the Business in accordance with Section 4.3.

(f) “Former Employees” means all individuals who were previously employed by Seller or any of its Subsidiaries and whose primary responsibilities related to the Business but who are no longer so employed on the specified date, including any such individual receiving long term-disability benefits.

(g) “ICs” means integrated circuits.

(h) “Indebtedness” means (i) all obligations for borrowed money (including any interest rate swap breakage or associated fees); (ii) all obligations to pay the deferred purchase price of property or services (including the earned portion of any so-called “earn-out” obligations); (iii) all obligations evidenced by notes, bonds, debentures, or other similar instruments; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property; (v) all reimbursement obligations, contingent or otherwise, under a drawn acceptance, letter of credit or a similar facility; (vi) all deferred compensation obligations and (vii) all guarantees of any of the foregoing.

(i) “Knowledge” means, with respect to Seller, the actual knowledge after reasonable inquiry of the Persons listed on Schedule 7.14(i).

(j) “Law” means any law, statute, rule, regulation, ordinance, code, judgment or other pronouncement having the effect of law of Korea, the United States, any other country or any domestic or foreign provincial, state, county, city or other political subdivision or of any Authority.

(k) “Lien” means any lien, charge, claim, agreement to sell, pledge, security interest, conditional sale agreement or other title retention agreement, lease, mortgage, deed of trust, security agreement, right of first refusal or offer (or other similar right), option, restriction, tenancy, license, covenant, encroachment (whether upon any real property or by any improvement situated on any real property onto any adjoining real property or onto any easement area), right of way, easement, title defect or other encumbrance or title matter.

(l) “Material Adverse Effect” means any change, effect or circumstance that, individually or when taken together with all other such changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of a Material Adverse Effect, has or could reasonably be expected to have, any material adverse effect on (i) the assets, liabilities, operations, business, results of operations or condition (financial or otherwise) of the Business or (ii) the ability of Seller to consummate the Transaction; provided, however, that in no event shall any changes in general business or economic conditions, except to the extent such changes affect Seller in a significantly disproportionate manner, constitute a Material Adverse Effect for the purposes of this Agreement.

(m) “Person” means an individual, a corporation, a partnership, an association, a joint venture, a limited liability company, an Authority, a trust or other entity or organization.

(n) “ROM” means read-only memory.

(o) “Seller Material Adverse Change” means any change, effect or circumstance that, individually or when taken together with all other such changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of a Seller Material Adverse Change, has or could reasonably be expected to (i) have any material adverse effect on the expected benefits to be received by Seller from the Transaction other than as contemplated herein or (ii) materially impair the ability of Purchaser to consummate the Transaction.

(p) “Subsidiary” of any Person means any Person directly or indirectly controlled by such Person.

7.15. Disclosure Schedules. Nothing in the schedules hereto shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the matter to which the exception relates is reasonably apparent from a reading of such disclosure on its face. The disclosure on any schedule hereto pursuant to Article II shall be deemed to be disclosed on any other schedule hereto pursuant to Article II but only to the extent that it is reasonably apparent from a reading of such disclosure on its face that it also applies to such other schedule.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first written above.

HYNIX SEMICONDUCTOR INC.

By
Name:
Title:

SYSTEM SEMICONDUCTOR LTD.

By
Name:
Title:

S-1

The following schedules and exhibits to the Agreement have been omitted from this Exhibit 2.1:

Schedule 1.1(b)(iv)	Intellectual Property

Schedule 1.1(b)(v)	Accounts Receivable

Schedule 1.1(b)(vi)	Inventory

Schedule 1.1(b)(viii)	Other Receivables/Other Current Assets

Schedule 1.1(b)(x)	Permits

Schedule 1.1(b)(xv)	Company Loans

Schedule 1.1(c)(ii)	Excluded Contracts

Schedule 1.1(c)(xi)	Certain Excluded Assets

Schedule 1.2(b)	Severance Liability

Schedule 1.6(b)(i)-A	Accounting Principles; Closing Normalized Working Capital

Schedule 1.6(b)(i)-B	Reference Amount Calculation

Schedule 1.8	Allocation of Consideration

Schedule 2.1	Places of Business

Schedule 2.3	Consents

Schedule 2.4	Financial Statements

Schedule 2.5	Changes

Schedule 2.5(a)	Quarterly Management Performance Bonus Plan

Schedule 2.6	Contracts

Schedule 2.7(b)	Compliance With Laws; Violations; Proceedings

Schedule 2.8(a)	Environmental Permits

Schedule 2.8(b)(iii)	Underground Storage Tanks

Schedule 2.10(a)	Liens

Schedule 2.10(c)	Assets

Schedule 2.11	Facilities

Schedule 2.12	Jurisdictions for Tax Returns

Schedule 2.13(a)	Intellectual Property Rights

Schedule 2.13(b)	Licenses

Schedule 2.13(e)	Third Party Intellectual Property Claims

Schedule 2.13(f)	Post-Closing Intellectual Property Actions

Schedule 2.13(k)	Historical Third Party Intellectual Property Claims

Schedule 2.16(a)	Labor Relations

Schedule 2.16(c)	Employees

Schedule 2.17(a)	Employee Benefit Plans

Schedule 2.18	No Undisclosed Liabilities

Schedule 2.19	Litigation

Schedule 2.20	Warranty and Return Policies

Schedule 2.21	Insurance

Schedule 2.22	Relationship with Customers and Suppliers

Schedule 2.27	Management Data

Schedule 3.4	Purchaser Consents

Schedule 3.8(A)	CVC Equity Commitment Letter

Schedule 3.8(B)	CVC Asia Equity Commitment Letter

Schedule 4.1	Business Plan

Schedule 4.3	Separation Plan

Schedule 4.4(a)	Monthly Financial Statements Template

Schedule 4.13	Capital Expenditures

Schedule 4.19(c)	Contracts to be Extended or Sublicensed

Schedule 4.26	Certain System IC Equipment

Schedule 5.2(b)	Contracts Requiring Consent

Schedule 5.2(j)	Management

Schedule 5.2(l)	Certain Permits

Schedule 7.14(i)	Seller’s Knowledge

Exhibit A	Business Plan

Exhibit B	Warrant Agreement

Exhibit C	Financing Term Sheet

Exhibit D	Youngdong Lease Agreement Term Sheet

Exhibit E	Term Sheets for Operating Agreements

Exhibit F	Form of Wafer Foundry Service Agreement

Exhibit G	Intellectual Property License Agreement Term Sheet

Exhibit H	Trademark License Agreement Term Sheet

Exhibit I	Securityholders Agreement Term Sheet

Exhibit J	Form of Wafer Mask Production and Supply Agreement

The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.